SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2006

Benetton Group S.p.A.

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F

 (Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ____ No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

By: /s/ Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

Dated: June 1, 2006

Benetton Group

First quarter 2006 report

Benetton Group S.p.A.

Villa Minelli

Ponzano Veneto (Treviso) - Italy

Share capital: Euro 236,026,454.30 fully paid

Tax ID/Treviso Company register: 00193320264

Index		The Benetton Group
3		Directors and other officers
4		Key financial data - highlights

5		Directors'report
Events and results of the first quarter 2006
Investments
Supplementary information
	7	- Dividend distribution
6		- Stock option plan
- Treasury shares
	9	- Relations with the parent company, its subsidiaries and other related parties
7		- Directors
- Principal organizational and corporate changes
- Significant events after March 31, 2006
- Outlook for the full year
8		Consolidated Group results
- Consolidated income statement
10		- Business segments
13		- Balance sheet and financial position highlights

16		Consolidated financial statements
17		Consolidated income statement
18		Consolidated balance sheet - Assets
19		Consolidated balance sheet - Shareholders' equity and liabilities
20		Shareholders' equity - Statement of changes
21		Consolidated cash flow statement

22		Explanatory notes
Summary of main accounting standards and policies
29		Financial risk management
30		Supplementary information
32		Comments on the principal items in the income statement
35		Comments on the principal asset items
37		Comments on the principal items in shareholders' equity and liabilities
38		Supplementary information
41		Transition to IFRS

Directors and other officers	Board of Directors

	Luciano Benetton (1)	Chairman

	Carlo Benetton	Deputy Chairman
	Alessandro Benetton	Deputy Chairman

	Silvano Cassano (2)	Chief Executive Officer

	Giuliana Benetton	Directors
Gilberto Benetton
Reginald Bartholomew (3)
Luigi Arturo Bianchi
Giorgio Brunetti
Gianni Mion
Robert Singer (4)
Ulrich Weiss

	Pierluigi Bortolussi	Secretary to the Board

Board of Statutory Auditors
	Angelo Casò	Chairman

	Filippo Duodo	Auditors
Antonio Cortellazzo
	Marco Leotta	Alternate Auditors
Piermauro Carabellese

Independent Auditors
PricewaterhouseCoopers S.p.A.

Powers granted

(1) Company representation and powers to carry out any action that is consistent with the Company's business purpose, except for those expressly reserved by law to the Board of Directors and to the Shareholders' Meeting, with limitation on some categories of action.

(2) Power to carry out any action relating to the ordinary administration of the Company as well as certain acts of extraordinary administration subject to limits on amounts.

(3) In office until May 9, 2006 (date of Shareholders' Meeting to approve the balance sheet as of December 31, 2005).

(4) Appointed on May 9, 2006 (date of Shareholders' Meeting to approve the balance sheet as of December 31, 2005).

Key financial data - highlights

Application of IFRS

The Group's financial statements for the first quarter 2006 and comparative periods have been drawn up in accordance with the International Financial Reporting Standards (IFRS) applicable at the date of preparation and on the basis of Appendix 3D to the Issuers' Regulations no. 11971 of May 14, 1999, and subsequent amendments and additions. Regarding the first quarter 2005 the section "Transition to IFRS" has been prepared (and is included below), which details the impact of the adoption of IFRS on the consolidated balance sheet and income statement.
	1st quarter		1st quarter				Full year
Key operating data (millions of euro)	2006	%	2005	%	Change	%	2005	%
Revenues	416	100.0	383	100.0	33	8.6	1,765	100.0
Gross operating income	179	43.0	170	44.2	9	5.7	770	43.6
Contribution margin	149	35.7	142	37.0	7	4.7	643	36.4
EBITDA	56	13.4	60	15.8	(4)	(7.6)	285	16,2
Ordinary operating result (*)	34	8.2	37	9.9	(3)	(10.4)	205	11.6
Operating profit	35	8.4	37	9.8	(2)	(6.5)	157	8.9
Net income for the period attributable to
the Parent Company and minority interests	25	5.9	26	6.9	(1)	(6.6)	114	6.5
Net income for the period
attributable to the Parent Company	24	5.8	27	7.0	(3)	(10.2)	112	6.3

(*) Ordinary operating result is indicated for the purposes of evaluating the performance of the company's core business and to aid financial analysts in using their models to analyze the company's results. This information is not required by either IFRS or US GAAP.
Key financial data (millions of euro)	03.31.2006	12.31.2005		03.31.2005
Working capital	736	688		781
Assets held for sale	8	8		6
Net capital employed	1,677	1,626		1,718
Net financial position	377	351		477
Total shareholders' equity	1,300	1,275		1,241
Free cash flow	(38)	167	(A)	(41)	(B)
Net total investments/(disposals)
(excluding purchase and sale of securities)	37	118		22

(A) Not including 118 million euro for the sale of financial assets.

(B) Not including the purchase of financial assets, in the amount of 40 million euro.
Share and market data	03.31.2006	12.31.2005	03.31.2005
Basic earnings per share (euro)	0.13	0.62	0.15
Shareholders' equity per share (euro)	7.09	6.95	6.80
Price at period end (euro)	12.32	9.62	7.46
Screen-based market: high (euro)	12.48	10.15	10.15
Screen-based market: low (euro)	9.62	7.01	7.46
Market capitalization (thousands of euro)	2,236,078	1,746,596	1,354,429
Average no. of shares outstanding	181,558,811	181,558,811	181,558,811
Number of shares outstanding	181,558,811	181,558,811	181,558,811

Number of personnel	03.31.2006	12.31.2005	03.31.2005
Total employees	8,050	7,978	7,276

Directors' report

Events and results of the first quarter 2006

Net revenues for the Group in the first quarter 2006 amounted to 416 million euro, compared with the 383 million for the same period in 2005 (+8.6%). Sales for the "Apparel" segment totaled 389 million euro, while the results for the first quarter 2005 were 355 million euro, for an increase of 9.5%. Of particular interest in this segment is the contribution of 12 million euro in revenues from the Turkish partnership incorporated in May 2005, accounting for nearly one-third of growth for the quarter, and the contribution from sales by directly operated stores. Revenue performance from the indirect network has mainly been influenced by the effects of the commercial network development policy and the delivery dynamics for the 2006 Spring/Summer collections, focusing on better service for the network.

The markets that continue to show significant growth are the Mediterranean area, Korea, China and India. Sales were also influenced by roughly 5 million euro, or 1.3% of total revenues, due to the positive exchange rates.

Gross operating income stands at 43% of revenues, compared with 44.2% for the same period in 2005, with a contribution margin of 35.7%, as against 37% for the corresponding period in 2005. These margins were mainly affected by the above-mentioned development policies, offset in part by the constant striving for more efficient production, concurrent with focusing on service and product quality.

Operating profit stands at 35 million euro compared with 37 million euro for the first quarter 2005, representing 8.4% of revenues as against the 9.8% for the same quarter in 2005, with the percentage for general and operating expenses by and large remaining unchanged.

Net income for the Parent Company is 24 million euro, or 5.8% of revenues, compared with 27 million euro for the first quarter 2005 (7% of revenues).

Shareholders' equity for the Parent Company on March 31, 2006, totaled 1,286 million euro (1,262 million on December 31, 2005).

Net financial position improved, standing at 377 million euro compared with 477 million euro on March 31, 2005, in light of rising operating investments and improvement in working capital.

Investments

Net operating investments for the first quarter 2006 totaled 37 million euro compared with 22 million euro for the same quarter in 2005.

Of particular interest is the portion of investments earmarked for the commercial network, totaling 23 million euro and intended for the acquisitions, modernizing and upgrading of stores. Productive investments stand at 6 million euro, and have gone to Italian as well as some foreign manufacturing companies. Residual flow mainly pertains to monetary outlays in light of certain investment operations finalized in late 2005.

 Supplementary information

Dividend distribution. On May 9, 2006, the Benetton Group S.p.A. Shareholders' Meeting resolved to distribute a per-share dividend of 0.34 euro (gross of income tax), for an overall total of 62 million euro.

The ex-dividend date is May 15, 2006, for ordinary shares listed on the MIDEX as well as ADSs listed on the NYSE.

Shareholders as of May 12, 2006 are entitled to receive dividends (May 17 is the last payment date for coupon securities acquired on May 12), and May 17, 2006 for ADS holders. In order to hold ADSs on May 17, 2006, thereby being entitled to receive the dividend, holders must have acquired the ADSs by no later than May 12, 2006.

On May 18, 2006, Benetton Group S.p.A. will pay dividends in euro, through its authorized intermediary Monte Titoli S.p.A., to every depository bank for ordinary shares.

Dividends for ADS holders will be paid to JP Morgan, the depository bank for ordinary shares against which the ADSs are issued, through BNP Paribas as the Italian subdepository bank. JP Morgan will pay ADS dividends in US dollar, at the euro/dollar exchange rate in effect on May 18, 2006.

 Stock option plan. On September 9, 2004, following authorization by the extraordinary Shareholders' Meeting held on the same date, the Board of Directors resolved to increase share capital, for cash, from 236,026,454.30 euro to 240,230,104.40 euro to service the share incentive plan, by issuing 3,233,577 options to purchase the same number of company shares at a price of 8,984 euro. If the approved increase is not fully subscribed within the various deadlines established for this purpose, share capital will be increased by an amount equivalent to the subscriptions actually received as of the given deadline. These stock options are intended to be a means of medium and long-term motivation and retention of employees and directors, selected from among the top executives of the company and its subsidiaries and who hold offices which are considered to be of the greatest strategic importance. The options assignment cycle, which involves five of the Group's executives, includes a four-year vesting period from the date of assignment plus a further five-year period until the actual exercise date of the options themselves. However, under certain conditions, it is also possible to exercise up to 50% of the options assigned after just two years from the assignment date. The portion of options assigned that actually become exercisable will depend on the degree to which certain objectives are reached during the vesting period. These targets use economic value added (EVA) as the performance indicator for the period 2004-2007. Further details on the rules of this stock options plan can be found under "Codes" in the Corporate Governance/Investor Relations section of the company's website (www.benettongroup.com/investors).

  2004 stock options plan
				Options	Options
			Options	expired and	cancelled	Options	of which
	Options	New options	exercised	not exercised	in the period due to	outstanding	exercisable
	outstanding as of	granted in	in the	or lost in the	termination of	as of	as of
(euro)	01.01.2006	the period	period	period	employment	03.31.2006	03.31.2006
No. of options	3,233,577	-	-	-	-	3,233,577	-
Allocation ratio	1.781	-	-	-	-	1.781	-
Weighted average
exercise price	8.98	-	-	-	-	8.98	-
Market price	9.62	-	-	-	-	12.32	-

  Treasury shares. During the period in question, Benetton Group S.p.A. neither bought nor sold any treasury shares, or shares in parent companies, either directly or indirectly or through subsidiaries, trustees or other intermediaries.

  Relations with the parent company, its subsidiaries and other related parties. The Benetton Group has limited trade dealings with Edizione Holding S.p.A. (the parent company), with subsidiary companies of the same and with other parties which, directly or indirectly, are linked by common interests with the majority shareholder. Trading relations with such parties are conducted on an arm's-length basis and using the utmost transparency.

  These transactions relate mostly to purchases of tax credits and services.

  In addition, Italian Group companies have made a group tax election under article 117 et seq. of the Tax Consolidation Act DPR 917/86, based on a proposal by the consolidating parent company Edizione Holding S.p.A., which decided to opt for this type of tax treatment on December 30, 2004. The election lasts for three years starting from the 2004 fiscal year. The relationships arising from participation in the group tax election are governed by specific rules, approved and signed by all participating companies.

  The Group has also undertaken some transactions with companies directly or indirectly controlled by, (or in any case) or under the influence of, managers serving within the Group. The Parent Company's management believes that such transactions were completed at going market rates. The total value of such transactions was not, in any case, significant in relation to the total value of the Group's production. No director, manager, or shareholder is a debtor of the Group.

  Directors. Parent Company directors as of March 31, 2006 were as follows:

Name and surname	Date of birth	Appointed	Office
Luciano Benetton	05.13.1935	1978	Chairman
Carlo Benetton	12.26.1943	1978	Deputy Chairman
Alessandro Benetton	03.02.1964	1998	Deputy Chairman
Silvano Cassano	12.18.1956	2003	Chief Executive Officer
Giuliana Benetton	07.08.1937	1978	Director
Gilberto Benetton	06.19.1941	1978	Director
Gianni Mion	09.06.1943	1990	Director
Ulrich Weiss	06.03.1936	1997	Director
Reginald Bartholomew	02.17.1936	1999	Director
Luigi Arturo Bianchi	06.03.1958	2000	Director
Giorgio Brunetti	01.14.1937	2005	Director

  Luciano Benetton, Gilberto Benetton, Carlo Benetton and Giuliana Benetton are siblings; Alessandro Benetton is the son of Luciano Benetton.

  Principal organizational and corporate changes. As part of the strategy to expand trade in eastern Europe, Benetton Real Estate International S.A. formalized the acquisition of the entirety of the share capital in the company Real Estate Russia Z.A.O., for the purpose of completing a real estate transaction in St. Petersburg (Russia).

  Significant events after March 31, 2006. As part of trade development in eastern Europe, on May 9, 2006 Benetton Retail Poland sp. ZO.O., was established. Headquartered in Warsaw, it is a wholly owned subsidiary of Benetton International S.A.

  In approving the 2005 financial statements, the Shareholders' Meeting conferred a new annual mandate to the Board of Directors, whereby Robert Singer replaces Reginald Bartholomew, who is stepping down owing to professional commitments.

  Outlook for the full year. The 2006 collections have been well received by the network of partners and final customers, who are responding positively to the new initiatives introduced by the Group. In line with the trends reported in the second half of 2005, we are also expecting further improvement in the performance of the directly operated stores.

  The significant increase in volumes and product mix that is focused on growth in accessories and high-value segments of the various collections, such as hanging garments and various articles of menswear, should lead to an increase in consolidated revenues for 2006, at least in line with the growth posted in 2005.

  A significant contribution to growth is expected for markets in the Mediterranean area, eastern Europe, Korea, China and India.

  The ongoing quest for efficiency within our manufacturing and commercial systems is expected to result in an operating profit margin on the order of 9.5-10% of consolidated sales and net income of around 6.5%.

  Consolidated Group results

  Consolidated income statement. Highlights from the Group's income statements for the first quarter 2006 and 2005 and for the full year 2005 are presented below; they are based on a reclassification according to the function of expenses (the percentage changes are calculated with reference to the precise figures).

	1st quarter		1st quarter				Full year
(millions of euro)	2006	%	2005	%	Change	%	2005	%
Revenues	416	100.0	383	100.0	33	8.6	1,765	100.0

Materials and subcontracted work	201	48.3	177	46.3	24	12.9	846	47.9
Payroll and related costs	22	5.2	21	5.4	1	4.6	85	4.8
Industrial depreciation and amortization	4	1.0	5	1.4	(1)	(17.4)	21	1.2
Other manufacturing costs	10	2.5	10	2.7	-	3.0	43	2.5

Gross operating income	179	43.0	170	44.2	9	5.7	770	43.6

Distribution and transport	14	3.4	12	3.1	2	21.0	56	3.2
Sales commissions	16	3.9	16	4.1	-	2.9	71	4.0

Contribution margin	149	35.7	142	37.0	7	4.7	643	36.4

Payroll and related costs	35	8.5	31	8.2	4	12.3	135	7.7
Advertising and promotion	18	4.2	14	3.6	4	27.4	61	3.5
Depreciation and amortization	16	3.8	17	4.3	(1)	(5.3)	64	3.6
Other income and expenses	46	11.0	43	11.0	3	9.2	178	10.0

Ordinary operating result (*)	34	8.2	37	9.9	(3)	(10.4)	205	11.6

Non-recurring expenses/(income)	(1)	(0.2)	-	0.1	(1)	n.s.	48	2.7

Operating profit	35	8.4	37	9.8	(2)	(6.5)	157	8,9

Financial income/(expenses)	(4)	(1.0)	(4)	(1.2)	-	(9.4)	(23)	(1.3)
Foreign currency hedging gains/(losses)
and exchange differences	1	0.2	1	0.4	-	(44.7)	-	-

Income before taxes	32	7.6	34	9.0	(2)	(7.6)	134	7.6

Income taxes	7	1.7	8	2.1	(1)	(11.1)	20	1.1

Net income/(loss) for the period	25	5.9	26	6.9	(1)	(6.6)	114	6.5
attributable to:
- shareholders of the Parent Company	24	5.8	27	7.0	(3)	(10.2)	112	6.3
- minority shareholders	1	0.1	(1)	(0.1)	2	n.s.	2	0.2

  (*) Ordinary operating result is indicated for the purposes of evaluating the performance of the company's core business and to aid financial analysts in using their models to analyze the company's results. This information is not required by either IFRS or US GAAP.

  Net revenues for the Group in the first quarter 2006 amounted to 416 million euro, compared with the 383 million for the same period in 2005. Sales for the "Apparel" segment totaled 389 million euro, while the results for the first quarter 2005 were 355 million euro, for an increase of 9.5%. Of particular interest in this segment is the contribution of 12 million euro in revenues from the Turkish partnership incorporated in May 2005, accounting for nearly one-third of growth for the quarter, and the contribution from sales by directly operated stores. Revenue performance from the indirect network has mainly been influenced by the effects of the commercial network development policy and the delivery dynamics for the 2006 Spring/Summer collections, focusing on better service for the network.

  The markets that continue to show significant growth are the Mediterranean area, Korea, China and India. Sales were also influenced by roughly 5 million euro, or 1.3% of total revenues, due to the positive exchange rates.

  The "Textile" segment recorded 21 million euro in revenues from third parties, compared with 22 million euro for the same period in 2005, or a decline of 8.1%. This drop is basically due to the closing of one factory at the end of the previous year, as part of the restructuring of this segment.

  Revenues in the "Other and unallocated" segment, which includes only the revenues relating to sports equipment, were 6.8 million euro, for an increase of 19.8%.

  Cost of sales increased by around 24 million euro in absolute terms, representing 57% of revenues, compared with 55.8% for the first quarter 2005.

  Gross operating income accounted for 43% of revenues, compared with 44.2% for the same period of 2005, mainly influenced by the above-mentioned policies in the "Apparel" segment, offset in part by more productive efficiency concurrent with focusing on service and product quality.

  Selling costs amounted to 30 million euro, compared with the 28 million for the previous year, representing 7.3% of revenues, compared with the 7.2% for the first quarter 2005. Distribution and transport costs increased as a result of the increase in volumes, and in relation to the sales growth in Korea and India. Commission costs were closely in line with the preceding period.

  The contribution margin reached 149 million euro, compared with the 142 million for the first quarter 2005, going from 37% to 35.7% of revenues.

  General and operating expenses amounted to 115 million euro, compared with 105 million for the same period in 2005, with the percentage on revenues going from 27.2% to 27.5%; the increase in these costs were due to the expansion of the network of directly operated stores.

  In details payroll and related costs, or 35 million euro, increased by 12.3%, with a percentage on revenues going from 8.2% to 8.5%, owing to growth of the direct commercial network.

  Advertising and promotion costs were 4 million euro higher, with a percentage on revenues of 4.2%, compared with the 3.6% of the previous year. This increase was due primarily to services provided to third parties, and to consolidation of the Turkish company.

  Depreciation and amortization of 16 million euro were down from the 17 million for the same period in 2005, with the percentage on revenues going from 4.3% to 3.8%. This decrease is the result of the 2005 adjustment to the carrying value of certain assets related to the commercial network.

  Other income and expenses, equal to 46 million euro, increased by comparison with the 43 million euro for the same period of the previous year, for an increase of 9.2% and representing 11% of revenues; this item includes other overhead costs, provisions, net operating costs, and other income and expenses. Overhead costs, equal to 21 million euro, increased by 2 million euro by comparison with the first quarter 2005, owing to the greater number of directly operated stores and with the percentage on revenues basically remaining unchanged. Provisions, which totaled 7 million euro for the first quarter 2005, now amounted to 5 million euro, 4 million of which for doubtful accounts; coverage of the related provision remained stable at 11% of commercial receivables, owing to their high quality. Net operating and other costs went from 17 million euro to 20 million euro, with the percentage on sales going from 4.3% to 4.8%. This increase is due primarily to the rental costs associated with the greater number of stores.

  Net non-recurring costs for the first quarter 2006, totaling 1 million euro, mainly involve reimbursement for the early release of a leased building used for commercial network business.

  Operating profit stands at 35 million euro, compared with the 37 million for the first quarter 2005, with the percentage on revenues going from 9.8% to 8.4%.

  Net financial expenses and exchange differences amounted to 0.8% of revenues, in line with the same period of the prior year. This result reflects the slight decrease in average net indebtedness for the period, the slight increase in interest rates on the debt of certain foreign subsidiaries, and the time value component of currency hedging.

  The tax charge amounted to 7 million euro, compared with the 8 million for March 2005, representing a tax rate of 22.1%.

  Net income for the period attributable to the Group came to 24 million euro, compared with 27 million euro for the first quarter 2005, representing 5.8% of net revenues, compared with 7% for the same quarter.

   Business segments. The Group's activities are divided into three segments in order to provide the basis for effective management and decision-making, and to supply representative and significant information about company performance to financial investors.

  The business segments are as follows:

  apparel, represented by casualwear, carrying the United Colors of Benetton, Undercolors and Sisley brands, and sportswear, with the Playlife and Killer Loop brands. The information and results relating to the real estate companies are also included in this segment;

  textile, consisting of production and sales activities of raw materials (fabrics, yarns and labels), semi-finished products and industrial services;

  other and unallocated, includes activities relating to sports equipment produced for third parties by a Group manufacturing company.

  For comparative purposes, segment results for the first quarter and full year 2005.

  Segment results - first quarter 2006
			Other and
(millions of euro)	Apparel	Textile	unallocated	Eliminations	Consolidated
Revenues from third parties	389	21	6	-	416
Inter-segment revenues	-	45	-	(45)	-
Total revenues	389	66	6	(45)	416
Cost of sales	217	59	6	(45)	237
Gross operating income	172	7	-	-	179
Selling costs	28	2	-	-	30
Contribution margin	144	5	-	-	149
General and operating expenses	113	2	-	-	115
Ordinary operating result	31	3	-	-	34
Non-recurring expenses/(income)	(1)	-	-	-	(1)
Operating profit	32	3	-	-	35
Depreciation and amortization	17	3	-	-	20
Non-monetary costs (impairment
and stock options)	1	-	-	-	1
EBITDA	50	6	-	-	56

  Segment results - first quarter 2005
			Other and
(millions of euro)	Apparel	Textile	unallocated	Eliminations	Consolidated
Revenues from third parties	355	22	6	-	383
Inter-segment revenues	1	47	-	(48)	-
Total revenues	356	69	6	(48)	383
Cost of sales	192	63	6	(48)	213
Gross operating income	164	6	-	-	170
Selling costs	26	2	-	-	28
Contribution margin	138	4	-	-	142
General and operating expenses	100	4	1	-	105
Ordinary operating result	38	-	(1)	-	37
Non-recurring expenses/(income)	-	-	-	-	-
Operating profit	38	-	(1)	-	37
Depreciation and amortization	17	4	1	-	22
Non-monetary costs (impairment
and stock options)	1	-	-	-	1
EBITDA	56	4	-	-	60

  Segment results - full year 2005
			Other and
(millions of euro)	Apparel	Textile	unallocated	Eliminations	Consolidated
Revenues from third parties	1,629	100	36	-	1,765
Inter-segment revenues	2	170	-	(172)	-
Total revenues	1,631	270	36	(172)	1,765
Cost of sales	887	243	34	(169)	995
Gross operating income	744	27	2	(3)	770
Selling costs	119	10	-	(2)	127
Contribution margin	625	17	2	(1)	643
General and operating expenses	421	15	2	-	438
Ordinary operating result	204	2	-	(1)	205
Non-recurring expenses/(income)	44	4	-	-	48
Operating profit	160	(2)	-	(1)	157
Depreciation and amortization	66	18	1	-	85
Non-monetary costs (impairment
and stock options)	41	2	-	-	43
EBITDA	267	18	1	(1)	285

    Apparel segment results

	1st quarter		1st quarter				Full year
(millions of euro)	2006	%	2005	%	Change	%	2005	%
Revenues from third parties	389		355		34	9.5	1,629
Inter-segment revenues	-		1		(1)	n.s.	2
Total revenues	389	100.0	356	100.0	33	9.3	1,631	100.0
Cost of sales	217	55.8	192	54.0	25	13.0	887	54.4
Gross operating income	172	44.2	164	46.0	8	5.0	744	45.6
Selling costs	28	7.3	26	7.2	2	11.2	119	7.3
Contribution margin	144	36.9	138	38.8	6	3.8	625	38.3
General and operating expenses	113	28.9	100	28.0	13	12.4	421	25.8
Ordinary operating result	31	8.0	38	10.8	(7)	(18.5)	204	12.5
Non-recurring expenses/(income)	(1)	(0.3)	-	0.2	(1)	n.s.	44	2.7
Operating profit	32	8.3	38	10.6	(6)	(14.7)	160	9.8
EBITDA	50	12.7	56	15.8	(6)	(12.0)	267	16.4

  Sales for the "Apparel" segment totaled 389 million euro, while the results for the first quarter 2005 were 355 million euro, for an increase of 9.5%. Of particular interest in this segment is the contribution of 12 million euro in revenues from the Turkish partnership incorporated in May 2005, accounting for nearly one-third of growth for the quarter, and the contribution from sales by directly operated stores. Revenue performance from the indirect network has mainly been influenced by the effects of the commercial network development policy and the delivery dynamics for the 2006 Spring/Summer collections, focusing on better service for the network.

  The markets that continue to show significant growth are the Mediterranean area, Korea, China and India. Sales were also influenced by roughly 5 million euro, or 1.4% of revenues for the segment, due to the positive exchange rates.

  Cost of sales, equal to 217 million euro, increased in absolute value by 25 million euro, with a percentage on revenues of 55.8%, compared with the 54% for the first quarter 2005.

  Gross operating income came to 172 million euro, representing 44.2% of revenues, compared with the 46% for the same period in 2005; this was mainly influenced by the above-mentioned policies, partly offset by the ongoing quest for productive efficiency and concurrent attention to service and product quality.

  Selling costs amounted to 28 million euro, compared with the 26 million for the previous corresponding period, which can be linked to increased volumes as well as to increased sales in Korea and India; this increase had no significant impact on the contribution margin, which settled at 144 million euro, compared with the 138 million for the first quarter 2005, and a percentage on sales that went from 38.8% to 36.9%.

  There was an increase in general and operating expenses in absolute terms, which totaled 113 million euro, compared with 100 million for the previous period, with the percentage on sales going from 28% to 28.9%. This item includes payroll and related costs, which increased from 30 million to 34 million euro, particularly due to the development of the network of directly operated stores. Advertising and promotion costs increased, up from 13 to 17 million euro, with the percentage on revenues going from 3.8% to 4.4%, owing to increased services to third parties and consolidation of the Turkish company. Depreciation and amortization amounted to 16 million euro, closely in line with March 2005, with the percentage on revenues dropping from 4.6% to 4%. Overhead costs came to 20 million euro, compared with the 18 million for the same previous period, representing 5.2% of revenues, compared with the 5.1% for the first quarter 2005. Net operating and other costs increased by some 4 million euro, going from 16 million euro for the preceding period in 2005 to 20 million euro, with the percentage of 5.3% compared with 4.5%, mainly attributable to increased rental costs associated with a higher number of stores. Provisions decreased by 2 million euro, mainly due to fewer provisions to doubtful accounts receivables.

  The operating profit totaled 32 million euro, compared with 38 million for the first quarter 2005, with the percentage on revenues going from 10.6% to 8.3%.

  The average number of employees in the period was 6,298, of which 3,026 were in the retail network.

    Textile segment results
	1st quarter		1st quarter				Full year
(millions of euro)	2006	%	2005	%	Change	%	2005	%
Revenues from third parties	21		22		(1)	(8.1)	100
Inter-segment revenues	45		47		(2)	(2.9)	170
Total revenues	66	100.0	69	100.0	(3)	(4.6)	270	100.0
Cost of sales	59	89.2	63	91.2	(4)	(6.6)	243	90.0
Gross operating income	7	10.8	6	8.8	1	16.4	27	10.0
Selling costs	2	3.4	2	3.3	-	(1.7)	10	3.5
Contribution margin	5	7.4	4	5.5	1	27.4	17	6.5
General and operating expenses	2	3.2	4	5.6	(2)	(46.7)	15	5.6
Ordinary operating result	3	4.2	-	(0.1)	3	n.s.	2	0.9
Non-recurring expenses/(income)	-	-	-	-	-	-	4	1.6
Operating profit	3	4.2	-	(0.1)	3	n.s.	(2)	(0.7)
EBITDA	6	9.4	4	6.2	2	44.9	18	6.6

  The "Textile" segment, in a market in generally tight situation, brought in revenues from third parties of 21 million euro, compared with 22 million for the same period in 2005, with a decrease of 8.1%. This decrease was the result of closing one factory at the end of the previous year, as part of the restructuring of this segment.

  In absolute terms as well as in percentage on revenues, the cost of sales dropped from 91.2% for the first quarter 2005 to 89.2%. Gross operating income of 7 million euro represented a margin of 10.8% of total revenues, compared with the 8.8% for the corresponding reference period, influenced positively by the improved use of production capacity. Selling costs were essentially in line with the first quarter 2005, representing 3.4% of revenues, while the contribution margin was 5 million euro, with the percentage increasing from 5.5% to 7.4%.

  General and operating expenses came to 2 million euro, compared with 4 million for the same period in 2005, with the percentage on revenues decreasing from 5.6% to 3.2%, also benefiting from the restructuring of the segment. Particularly evident was the decline in payroll and related costs and the gain, in the amount of 0.9 million euro, earned by selling part of plant and equipment.

  Operating profit was 3 million euro, versus the breakeven achieved in the first quarter 2005, with a percentage on revenues of 4.2%.

  The average number of employees in the period was 1,471.

    Other and unallocated segment results
	1st quarter		1st quarter				Full year
(millions of euro)	2006	%	2005	%	Change	%	2005	%
Revenues from third parties	6		6		-	19.8	36
Inter-segment revenues	-		-		-	-	-
Total revenues	6	100.0	6	100.0	-	19.8	36	100.0
Cost of sales	6	98.3	6	98.2	-	20.0	34	93.8
Gross operating income	-	1.7	-	1.8	-	10.5	2	6.2
Selling costs	-	0.4	-	0.6	-	(9.1)	-	0.7
Contribution margin	-	1.3	-	1.2	-	19.4	2	5.5
General and operating expenses	-	5.7	1	6.4	(1)	5.4	2	4.8
Ordinary operating result	-	(4.4)	(1)	(5.2)	1	2.1	-	0.7
Non-recurring expenses/(income)	-	-	-	-	-	-	-	-
Operating profit	-	(4.4)	(1)	(5.2)	1	2.1	-	0.7
EBITDA	-	(1.4)	-	(1.2)	-	(33.0)	1	3.1

  The segment includes the sale of sports equipment, related to the production for third parties by one of the Group's manufacturing companies.

  Revenues for the first quarter 2006, totaling 6.8 million euro, increased by 1 million euro, with the operating profit level essentially at the break-even point.

  The average number of employees in the period was 246.

  Balance sheet and financial position highlights The most significant elements of the balance sheet and financial position, compared with December 31 and March 31, 2005 are as follows:
(millions of euro)	03.31.2006	12.31.2005	Change	03.31.2005
Working capital (A)	736	688	48	781
Assets held for sale	8	8	-	6
Property, plant and equipment and intangible assets (B)	903	895	8	910
Non-current financial assets (C)	22	25	(3)	22
Other assets/(liabilities) (D)	8	10	(2)	(1)
Capital employed	1,677	1,626	51	1,718

Net financial position (E)	377	351	26	477
Total shareholders' equity	1,300	1,275	25	1,241

  (A) Working capital includes trade receivables net of allowances for doubtful accounts, inventories, trade payables, and other non-financial receivables and payables (i.e. VAT receivable and payable, other receivables and payables, Parent Company receivables and payables, taxes payable, deferred tax assets, accruals and prepayments, social security and employee payables, receivables and payables for the purchase of non-current assets, etc.).

  (B) Property, plant and equipment and intangibles include all categories of assets net of depreciation, amortization, and write-downs.

  (C) Non-current financial assets include unconsolidated investments and security deposits paid and received.

  (D) Other assets/(liabilities) include provisions for risks, provisions for goodwill indemnities, other provisions, provisions for the risk of future taxes, provision for current and deferred taxes related to the 2003 corporate reorganization.

  (E) Net financial position includes cash and cash equivalents and all short and medium-term financial assets and liabilities, as detailed in the table included below.

  Compared with March 31, 2005, working capital fell by 45 million euro, in contrast to a growth in sales of 8.6%. The control of working capital is the result of a decrease in trade receivables of 15 million euro, improved management of trade payables, which increased by 24 million euro, and which was partly attenuated by a 16 million euro increase in inventories attributable to the increased number of directly operated stores. Also improving was the balance of other working receivables/payables, with a positive effect by 23 million euro.

  Compared with December 31, 2005, capital employed increased by 51 million euro for the following reasons:

    increase of 48 million euro in working capital, owing to increased trade receivables and inventories, as an effect of the usual business cycle, partly compensated by an increase in other payables;

    increase in property, plant and equipment and intangibles due to investments of 31 million euro, decreases due to disposals in the "Textile" segment of 2 million euro, depreciation, amortization and write-downs of 21 million euro for the period;

    decrease in financial fixed assets of 3 million euro;

    other net negative variations of 2 million euro.

  The net financial position was 377 million euro, compared with 477 million euro on March 31, 2005, and with an increase of 26 million euro compared with December 31, 2005, and is as follows:

(millions of euro)	03.31.2006	12.31.2005	Change	03.31.2005
Financial assets
Non-current financial assets:
- medium-term financial receivables	6	7	(1)	25
Current financial assets:
- Italian government securities, monetary funds and bonds	-	-	-	158
- bank deposits	63	79	(16)	95
- other short-term financial receivables	17	13	4	23
Total current financial assets	80	92	(12)	276

Cash and ordinary current accounts	96	117	(21)	78
Total financial assets	182	216	(34)	379

Financial liabilities
Non-current financial liabilities:
- syndicated loan	(500)	(500)	-	(500)
- other medium-term loans	-	(3)	3	(3)
- lease financing	(9)	(10)	1	(16)
Total non-current financial liabilities	(509)	(513)	4	(519)

Current financial liabilities:
- bond	-	-	-	(300)
- financial payables	(44)	(48)	4	(30)
- current portion of medium-term loans	(1)	(1)	-	(1)
- current portion of lease financing	(5)	(5)	-	(6)
Total current financial liabilities	(50)	(54)	4	(337)
Total financial liabilities	(559)	(567)	8	(856)

Net financial position	(377)	(351)	(26)	(477)
Non-current net financial position	(503)	(506)	3	(494)
Current net financial position	126	155	(29)	17
Net financial position	(377)	(351)	(26)	(477)

  On June 10, 2005, in order to support the seasonal financial needs of the Group business and to meet future commitments, Benetton Group S.p.A. signed a revolving credit line of 500 million euro with a pool of ten banks, maturing in June 2010. This line may be drawn down in the form of one, three or six-month loans and the cost will be one/three/six-month Euribor plus a spread of between 27.5 and 60 basis points, depending on the ratio net debt on EBITDA.

  This operation calls for compliance with three financial ratios (financial covenants) calculated every six months on the basis of the consolidated financial statements, namely:

    minimum ratio of 4 between EBITDA and net financial expenses;

    maximum ratio of 1 between net debt and equity;

    maximum ratio of 3.5 between net debt and EBITDA.

  As of March 31, 2006 , this credit line was not being used.

  The syndicated loan of 500 million euro, maturing in July 2007, calls for compliance with two financial ratios that have to be calculated every six months based on the consolidated financial statements, namely:

    minimum ratio of 2.5 between EBITD (earnings before interest, tax and depreciation of property, plant and equipment) and net financial expenses;

  - maximum ratio of 1 between net debt and equity.

  Both the revolving credit line and the syndicated loan include covenants for Benetton Group S.p.A. and, in certain cases, for other Group companies, which are typical of international practice, such as:

                negative pledge clauses, which extend to the transactions above, to the same degree, any present or future collateral on assets in relation to loans, bonds, and other debt securities;

                pari passu clauses, based on which obligations that are senior to those of the two transactions mentioned above cannot be assumed;

                periodic reporting obligations;

                cross-default clauses, which entail the immediate payment of the transactions described above upon certain defaults related to other financial instruments issued by the Group;

                limits to significant sales of assets;

                other clauses generally accepted in transactions of this type.

  However, these covenants are subject to various exceptions and limitations.

  Cash flows during the first quarter 2006 are summarized below with the comparative figures for the same period in 2005:
	1st quarter	1st quarter
(millions of euro)	2006	2005
Cash flow used by operating activities	(1)	(19)
Cash flow used by investing activities	(37)	(62)	(A)
Free cash flow	(38)	(81)

Cash flow provided by financing activities:
- net change in sources of finance	1	(6)
- net change in cash and cash equivalents	37	87
Cash flow provided by financing activities	38	81

(A) Includes the purchase of financial assets, in the amount of 40 million euro.

  Further information of an economic and financial nature is provided in the explanatory notes of the consolidated financial statements.

  Consolidated financial statements
Consolidated income statement	1st quarter	1st quarter	Full year
(thousands of euro)	2006	2005	2005	Notes
Revenues	416,270	383,351	1,765,073	1

Other operating income and revenues	16,747	11,992	76,601	2

Change in inventories of finished products and work in progress	(6,746)	174	41,339	3

Purchases and change in inventories
of raw materials and consumables	123,145	88,897	560,374	4

Payroll and related costs	57,223	52,390	221,043	5

Depreciation and amortization:
- of property, plant and equipment	14,550	15,137	62,242
- of intangible assets	5,582	6,795	23,125
	20,132	21,932	85,367

Other operating costs:
- external services	148,012	156,553	631,228	6
- leases and rentals	29,513	23,811	104,478	7
- impairment of property, plant and equipment and intangible assets	469	495	50,340	8
- write-downs of doubtful accounts	4,268	6,015	17,387	9
- provisions for risks	661	641	19,780
- other operating costs	7,805	7,315	35,842	10
	190,728	194,830	859,055

Operating profit	35,043	37,468	157,174

Share of income/(loss) of associated companies	-	(8)	(60)

Net financial expenses and exchange differences	(3,271)	(3,075)	(22,722)	11

Income before taxes	31,772	34,385	134,392

Income taxes	7,025	7,902	20,288	12

Net income/(loss) for the period attributable to
the Parent Company and minority interests	24,747	26,483	114,104

Net income/(loss) attributable to:
- shareholders of the Parent Company	24,172	26,919	111,873
- minority shareholders	575	(436)	2,231

Basic earnings per share (euro)	0.13	0.15	0.62
Diluted earnings per share (euro)	0.13	0.15	0.62

Consolidated balance sheet	(thousands of euro)	03.31.2006	12.31.2005	03.31.2005	Notes
- Assets	Non-current assets

	Property, plant and equipment				13
	Land and buildings	573,370	565,205	581,007
	Plant, machinery and equipment	67,196	68,535	82,550
	Office furniture, furnishings and electronic equipment	40,008	42,273	36,948
	Vehicles and aircraft	10,226	10,470	10,641
	Assets under construction and advances	14,942	10,957	3,427
	Assets acquired through finance leases	7,523	7,728	11,501
	Leasehold improvements	37,103	37,835	46,364
		750,368	743,003	772,438

	Intangible assets				14
	Goodwill and other intangible assets of indefinite useful life	8,510	8,510	5,313
	Intangible assets of finite useful life	143,690	143,239	132,437
		152,200	151,749	137,750

	Other non-current assets
	Investments	1,876	5,130	5,201	15
	Investment securities	-	-	223
	Guarantee deposits	21,949	21,879	16,770
	Medium/long-term financial receivables	5,834	7,459	24,694	16
	Other medium/long-term receivables	61,795	46,120	48,378	17
	Deferred tax assets	188,670	196,998	193,935	18
		280,124	277,586	289,201
	Total non-current assets	1,182,692	1,172,338	1,199,389

	Current assets
	Inventories	301,284	287,246	285,089	19
	Trade receivables	671,434	655,386	693,625	20
	Tax receivables	26,077	25,173	35,876	21
	Other receivables, prepaid expenses and accrued income	56,166	49,730	31,325
	Financial receivables	16,706	12,970	22,751
	Available for sale financial assets	-	-	158,440
	Cash and cash equivalents	159,109	196,327	173,137	22
	Total current assets	1,230,776	1,226,832	1,400,243

	Assets held for sale	7,937	7,826	5,640	23
	TOTAL ASSETS	2,421,405	2,406,996	2,605,272

Consolidated balance sheet	(thousands of euro)	03.31.2006	12.31.2005	03.31.2005	Notes
- Shareholders' equity	Shareholders' equity
and liabilities
	Shareholders' equity attributable to the Parent Company				24
	Share capital	236,026	236,026	236,026
	Additional paid-in capital	56,574	56,574	56,574
	Fair value and hedging reserve	691	123	423
	Other reserves and retained earnings	968,900	857,314	914,798
	Net income for the year	24,172	111,873	26,919
		1,286,363	1,261,910	1,234,740

	Minority interests	13,604	13,050	6,357
	Total shareholders' equity	1,299,967	1,274,960	1,241,097

	Liabilities

	Non-current liabilities
	Medium/long-term loans	500,217	503,163	503,311	25
	Other medium/long-term liabilities	35,247	24,152	39,569	26
	Lease financing	8,995	10,096	16,206	27
	Retirements benefit obligations	49,646	49,767	45,956
	Other provisions and medium/long-term liabilities	41,437	41,603	51,680
		635,542	628,781	656,722

	Current liabilities
	Trade payables	308,663	314,953	284,377	28
	Other payables, accrued expenses and deferred income	107,948	112,662	70,854
	Current income tax liabilities	8,245	9,275	15,524	29
	Other current provisions and liabilities	11,372	11,830	-
	Current portion of lease financing	5,165	5,390	6,071
	Current portion of medium/long-term loans	539	654	841
	Current portion of bonds	-	-	299,930
	Financial payables	13,839	19,587	18,750	30
	Bank loans and overdrafts	30,125	28,904	11,106	31
		485,896	503,255	707,453
	Total liabilities	1,121,438	1,132,036	1,364,175
	TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	2,421,405	2,406,996	2,605,272

  The explanatory notes (pages 22 through 40) are to be considered an integral part of this report.

Shareholders' equity -		Additional	Fair value	Other
Statement of changes	Share	paid-in	and hedging	reserves &	Translation	Net	Minority
(thousands of euro)	capital	capital	reserve	retained earnings	differences	income/(loss)	interests	Total
Balances as of January 1, 2005	236,026	56,574	1,114	800,785	2,715	108,795	6,881	1,212,890
Carryforward of
2004 net income	-	-	-	108,795	-	(108,795)	-	-
Dividend distributed	-	-	-	-	-	-	(457)	(457)
Changes in the period (IAS 39)	-	-	(691)	-	-	-	-	(691)
Stock options	-	-	-	541	-	-	-	541
Currency translation differences	-	-	-	-	1,962	-	369	2,331
Net income for the period	-	-	-	-	-	26,919	(436)	26,483
Balances as of March 31, 2005	236,026	56,574	423	910,121	4,677	26,919	6,357	1,241,097
Dividend distributed as approved
by Ordinary Shareholders'
Meeting of May 16, 2005	-	-	-	(61,730)	-	-	-	(61,730)
Dividends distributed	-	-	-	-	-	-	(174)	(174)
Changes in the period (IAS 39)	-	-	(300)	-	-	-	-	(300)
Stock options	-	-	-	1,661	-	-	-	1,661
Increase in share capital	-	-	-	-	-	-	2,002	2,002
Minority interest arising on
business combinations	-	-	-	-	-	-	1,002	1,002
Currency translation differences	-	-	-	-	2,585	-	1,020	3,605
Net income for the year	-	-	-	-	-	84,954	2,843	87,797
Balances as of December 31, 2005	236,026	56,574	123	850,052	7,262	111,873	13,050	1,274,960
Carryforward of
2005 net income	-	-	-	111,873	-	(111.873)	-	-
Changes in the period (IAS 39)	-	-	568	-	-	-	-	568
Stock options	-	-	-	201	-	-	-	201
Minority interest arising on
business combinations	-	-	-	-	-	-	(59)	(59)
Currency translation differences	-	-	-	-	(488)	-	(22)	(510)
Net income for the period	-	-	-	-	-	24,172	635	24,807
Balances as of March 31, 2006	236,026	56,574	691	962,126	6,774	24,172	13,604	1,299,967

Consolidated cash flow		1st quarter	1st quarter
statement	(thousands of euro)	2006	2005
	Operating activities
	Net income for the period attributable to the Parent Company
	and minority interests	24,747	26,483
	Income taxes expense	7,025	7,902
	Income before taxes	31,772	34,385

	Adjustments for:
	- depreciation and amortization	20,132	22,020
	- (gains)/losses on disposal of assets	(4)	1,210
	- net provisions charged to income statement	6,742	8,570
	- use of provisions	(3,216)	(4,294)
	- exchange differences	(756)	(1,367)
	- shares of (income)/losses of associated companies	-	19
	- net financial (income)/expenses	4,027	4,355
	Cash flow from operating activities before
	changes in working capital	58,697	64,898

	Cash flow from changes in working capital	(47,447)	(72,466)
	Payment of taxes	(3,608)	(4,863)
	Interest paid	(15,326)	(12,025)
	Interest received	6,224	4,421
	Exchange differences	108	1,366
	Cash flow provided/(used) by operating activities	(1,352)	(18,669)

	Investing activities
	Operating investments	(37,694)	(23,783)
	Operating divestments	1,216	1,605
	Operations in non-current financial assets	(415)	(39,932)	(A)
	Cash flow provided/(used) by investing activities	(36,893)	(62,110)

	Financing activities
	Net change in other sources of finance	921	(5,848)
	Payment of dividends	-	(457)
	Cash flow provided/(used) by financing activities	921	(6,305)

	Net increase/(decrease) in cash and cash equivalents	(37,324)	(87,084)
	Cash and cash equivalents at the beginning of the period	196,327	260,196
	Translation differences and other movements	(106)	25
	Cash and cash equivalents at the end of the period	159,109	173,137

	(A) Includes the purchase of financial assets, in the amount of 40 million euro.

  Explanatory notes

  Group activities

  Benetton Group S.p.A. (the "Parent Company") and its subsidiary companies (hereinafter also referred to as the "Group") primarily manufacture and market fashion apparel in wool, cotton and woven fabrics, as well as sportswear and leisurewear. The manufacture of finished articles from raw materials is undertaken partly within the Group and partly using subcontractors, whereas selling is carried out through an extensive commercial network both in Italy and abroad, consisting mainly of stores operated and owned by third parties.

  The legal headquarters and other such information are shown on the first page of this document. The Parent Company is listed on the Milan, Frankfurt, and New York stock exchanges.

  Form and content of the consolidated financial statements

  The consolidated financial statements of the Group include the financial statements as of March 31 of Benetton Group S.p.A. and all Italian and foreign companies in which the Parent Company holds, directly or indirectly, the majority of the voting rights. The consolidated financial statements also include the accounts of certain 50%-owned companies over which the Group exercises a significant influence such that it has control over them. In particular:

            Benetton Korea Inc., since the effective voting rights held by Benetton Japan Co., Ltd. (a company indirectly wholly-owned by Benetton Group S.p.A.) total 51% of all voting rights;

            Benetton Giyim Sanayi ve Ticaret A.S. (a Turkish company), since the licensing and distribution agreements grant Benetton Group S.p.A. a dominant influence over the company, as well as the majority of risks and rewards linked to its business activities.

            Financial statements of subsidiaries have been reclassified, where necessary, for consistency with the format adopted by the Parent Company. Such financial statements have been adjusted so that they are consistent with the reference international accounting and financial reporting standards.

            These financial statements have been prepared on a "going concern" basis, matching costs and revenues to the accounting periods to which they relate. The reporting currency is the euro and all values have been rounded to thousands of euro.

            Consolidation criteria

            The method of consolidation adopted for the preparation of the consolidated financial statements are as follows:

            Consolidation of subsidiary companies' financial statements according to the line-by-line method, with elimination of the carrying value of the shareholdings held by the Parent Company and other consolidated companies against the relevant shareholders' equity.

            When a company is consolidated for the first time, any positive difference emerging from the elimination of its carrying value on the basis indicated in a. above, is allocated, where applicable, to the assets and liabilities of the subsidiary. The excess of the cost of acquisition over the net assets is recorded as "Goodwill and other intangible assets of indefinite useful life".

            Negative differences are recorded in the income statement as income.

            Intercompany receivables and payables, costs and revenues, and all significant transactions between consolidated companies, including the intragroup payment of dividends, are eliminated.

            Unrealized intercompany profits and gains and losses arising from transactions between Group companies are also eliminated.

            Minority interests in shareholders' equity and the result for the period of consolidated subsidiaries are classified separately as "Minority interests" under shareholders' equity and as "Income attributable to minority interests" in the consolidated income statement.

            The financial statements of foreign subsidiaries are translated into euro using period-end exchange rates for assets and liabilities and average exchange rates for the period for income statement. Differences arising from the translation into euro of foreign currency financial statements are reflected directly in consolidated shareholders' equity as a separate component.

  Si evidenzia che le seguenti società, per le quali il Benetton Group detiene indirettamente il 50% delle azioni, sono consolidate integralmente:

  Accounting standards and policies

  Application of IFRS. Up to the first quarter 2005, the Group prepared its consolidated financial statements and other periodic information (quarterly and half-yearly) in accordance with Italian accounting standards (Italian GAAP).

  As from the half-year report for 2005, periodic consolidated reports are being prepared in accordance with IFRS, while, in the case of the annual report of the Parent Company Benetton Group S.p.A. these standards are adopted as from financial year 2006. Therefore the first quarter 2005 was reformulated based on the IFRS, as referred to in the section "IFRS Transition".

  The report for the first quarter 2006 has been drawn up in accordance with the International Financial Reporting Standards (IFRS) issued by the Accounting Standards Board (IASB) applicable as of the date of preparation (May 2006) and on the basis of Appendix 3D to the Issuers' Regulations no. 11971 of May 14, 1999, and subsequent amendments and additions, in particular adopting a summarized infraannual accounting as set forth in IAS 34. No accounting principles or interpretations with effect from January 1, 2006, and resulting in a significant impact on the Group's consolidated financial statements have been reviewed or issued.

  Valuation criteria

  The financial statements have been prepared on a historical cost basis, with the exception of the valuation of certain financial instruments. The principal accounting policies applied are detailed below:

  Revenues. Revenues arise from ordinary company operations and include sales revenues and service revenues.

  Revenues from product sales net of any discounts are recognized when the company transfers the main risks and rewards associated with ownership of the goods and when collection of the relevant receivables is reasonably certain. Revenues from sales by directly operated stores are recognized when the customer pays. Revenues from services are recorded with reference to the stage of completion of the transaction as of the financial statement date. Revenues are recorded in the financial year in which the service is provided, based on the percentage of completion method. If revenues from the services cannot be estimated reliably, they are only recognized to the extent that the relative costs are recoverable. Recognizing revenues using this method makes it possible to provide suitable information about the service provided and the economic results achieved during the financial year. Royalties are recognized on an accruals basis in accordance with the substance of the contractual agreements.

  Interest income. Interest income is recorded on a time-proportion basis, taking account of the effective yield of the asset to which it relates.

  Dividends. Dividends from third parties are recorded when the shareholders' right to receive payment becomes exercisable, following a resolution of the shareholders of the company in which the shares are held.

  Expense recognition. Expenses are recorded on an accruals basis.

  Income and costs relating to lease contracts. Income and costs from operating lease contracts are recognized on a straight-line basis over the duration of the contract to which they refer.

  Income taxes. Current income taxes are calculated on the basis of taxable income, in accordance with applicable local regulations.

  Italian Group companies have made a group tax election under article 117 et seq of the Tax Consolidation Act DPR 917/86, based on a proposal by the consolidating parent company Edizione Holding S.p.A., which decided to opt for this type of tax treatment on December 30, 2004. The election lasts for three years starting from the 2004 fiscal year.

  The relationships arising from participation in the group tax election are governed by specific rules, approved and signed by all participating companies.

  This participation enables the companies to identify, and then transfer current taxes, even when the taxable result is negative, recognizing a corresponding receivable due from Edizione Holding S.p.A.; conversely, if the taxable result is positive, the current taxes transferred give rise to a payable in respect of the consolidating parent company Edizione Holding S.p.A.

  The relationship between the parties, governed by contract, provides for the transfer of the full amount of tax calculated on the taxable losses or income at current IRES (corporation tax) rates. The net balance of deferred tax assets and liabilities is also recorded.

  Deferred tax assets are recorded for all temporary differences to the extent it is probable that taxable income will be available against which the deductible temporary difference can be utilized. The same principle is applied to the recognition of deferred tax assets on the carryforward of unused tax losses.

  The carrying value of deferred tax assets is reviewed at every balance sheet date and, if necessary, reduced to the extent that it is no longer probable that sufficient taxable income will be available to recover all or part of the asset. The general rule provides that, with specific exceptions, deferred tax liabilities are always recognized.

  Deferred tax assets and liabilities are calculated using tax rates which are expected to apply in the period when the asset is realized or the liability settled, using the tax rates and tax regulations which are in force at the balance sheet date.

  Tax assets and liabilities for current taxes are only offset if there is a legally enforceable right to set off the recognized amounts and if it is intended to settle or pay on a net basis or to realize the asset and settle the liability simultaneously. It is possible to offset deferred tax assets and liabilities only if it is possible to offset the current tax balances and if the deferred tax balances refer to income taxes levied by the same tax authority.

  Earnings per share. Basic earnings per share are calculated by dividing income attributable to Parent Company shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share are calculated by dividing the income or loss attributable to Parent Company by the weighted average number of outstanding shares, taking account of all potential ordinary shares with a dilutive effect (for example employee stock option plans).

  Property, plant and equipment. These are recorded at purchase or production cost, including the price paid to buy the asset (net of discounts and rebates) and any costs directly attributable to the purchase and commissioning of the asset. The cost of a commercial property purchased is the purchase price or equivalent of the price in cash including all other directly attributable expenses such as legal costs, registration taxes and other transaction costs. The cost of internally produced assets is the cost at the date of completion of work. Property, plant and equipment are shown at cost less accumulated depreciation and impairment losses, plus any recovery of asset value. Plant and machinery may have components with different useful lives. Depreciation is calculated on the useful life of each individual component. In the event of replacement, new components are capitalized to the extent that they satisfy the criteria for recognition as an asset, and the carrying value of the replaced component is eliminated from the balance sheet. The residual value and useful life of an asset is reviewed at least at every financial year-end and if, regardless of depreciation already recorded, an impairment loss occurs determined under the criteria contained in IAS 36, the asset is correspondingly written down in value; if, in future years, the reasons for the write-down no longer apply, its value is restored. Ordinary maintenance costs are expensed in full to the income statement as incurred, while maintenance costs which increase the value of the asset are allocated to the related assets and depreciated over their residual useful lives.

  The value of an asset is systematically depreciated over its useful life, on a straight-line basis, indicatively as show below:
Useful life (years)
Buildings	33 - 50
Plant and machinery	4 - 12
Industrial and commercial equipment	4 - 10
Other assets:
- office and store furniture, furnishings and electronic machines	4 - 10
- vehicles	4 - 5
- aircraft	15 - 16

  Land is not depreciated.

  The commercial properties are depreciated over 50 years. Leasehold improvement costs are depreciated over the shorter of the period during which the improvement may be used and the residual duration of the lease contract.

  Assets acquired under finance leases are recognized at their fair value at the start of the lease, while the corresponding lease installments are recorded as a liability to the leasing company; assets are depreciated at the normal depreciation rate used for similar assets. In the case of sale and leaseback transactions resulting in a finance lease, any gain resulting from the sale and leaseback is deferred and released to income over the lease term. Leaseholds where the lessor effectively maintains all risks and rewards linked to asset ownership are classified as operating leases. Costs pertaining to operating leases are recorded on the income statement on a line-by-line basis throughout the length of the leasing agreement.

  Intangible assets. Intangible assets are measured initially at cost, normally defined as their purchase price, inclusive of any import duties and non-refundable purchase taxes and less any trade discounts and rebates; also included is any directly attributable expenditure on preparing the asset for its intended use, up until the asset is capable of operating. The cost of an internally generated intangible asset includes only those expenses which can be directly attributed or allocated to it as from the date on which it satisfies the criteria for recognition as an asset. After initial recognition, intangible assets are carried at cost, less accumulated amortization and any accumulated impairment losses calculated in accordance with IAS 36.

  Goodwill is recognized initially by capitalizing, in intangible assets, the excess of the purchase cost over the fair value of the net assets of the newly acquired, incorporated or merged company. As required by IAS 38, at the time of recognition, any intangible assets that have been generated internally by the acquired entity are eliminated from goodwill.

  Goodwill not allocated to specific items is not amortized, but is submitted to an impairment test annually to identify any reductions in value, or more often whenever there is any evidence of impairment loss (see impairment of assets).

  Research costs are charged to the income statement in the period in which they are incurred.

  Items which meet the definition of "assets acquired as part of a business combination" are only recognized separately if their fair value can be measured reliably.

  Intangible assets are amortized unless they have indefinite useful lives. Amortization is applied systematically over the intangible asset's useful life, which reflects the period it is expected to benefit. The residual value at the end of the useful life is assumed to be zero, unless there is a commitment by third parties to buy the asset at the end of its useful life or there is an active market for the asset. Management reviews the estimated useful lives of intangible assets at every financial year end.

  Normally, the amortization period for brands ranges from 15 to 25 years; patent rights are amortized over the duration of their rights of use, while deferred and commercial expenses are amortized over the remaining term of the lease contracts, with the exception of "fonds de commerce" of French and Belgian companies, which are amortized over 20 years.

  Impairment losses for non-financial assets. The carrying amounts of the Benetton Group's property, plant and equipment and intangible assets are submitted to impairment testing whenever there are obvious internal or external indicators indicating that the asset or group of assets (defined as Cash-Generating Units or CGU's) may be impaired.

  In the case of goodwill, other intangible assets with indefinite lives and intangible assets not in use, the impairment test must be carried out at least annually and, anyway, whenever there are indicators of possible impairment.

  The impairment test is carried out by comparing the carrying amount of the asset or CGU with the recoverable value of the same, defined as the higher of fair value (net of any costs to sell) and its value in use. Value in use is determined by calculating the present value of future net cash flows expected to be generated by the asset or CGU. If the carrying amount is higher than the recoverable amount, the asset or CGU is written down by the difference.

  The conditions and methods applied by the Group for reversing impairment losses, excluding in any case those relating to goodwill that may not be reversed, are as set out in IAS 36.

  The Benetton Group has identified assets and CGU's (for example: stores operated directly and by third parties, and textile segment factories) to be submitted to impairment testing as well as the test methodology: for real estate and some categories of asset (for example: "fonds de commerce" associated with French and Belgian stores) fair value is used, while value in use is adopted for most of the other assets.

  Financial assets. All financial assets are measured initially at cost, which corresponds to the consideration paid including transaction costs (such as advisory fees, stamp duties and payment of amounts required by regulatory authorities).

  Classification of financial assets determines their subsequent valuation, which is as follows:

    financial assets held for trading: these are recorded at fair value, unless this cannot be determined reliably, in which case they are valued at cost as adjusted for any impairment losses. Gains and losses associated with these assets are booked to the income statement;

    held-to-maturity investments, loans receivable and other financial receivables: these are recorded at amortized cost, less any write-downs carried out to reflect impairment losses. Gains and losses associated with this type of asset are recognized in the income statement when the investment is removed from the balance sheet on maturity or if it becomes impaired;

    available for sale financial assets: these are recorded at fair value, and gains and losses deriving from subsequent measurement are recognized in shareholders' equity. If the fair value of these assets cannot be determined reliably, they are measured at cost, as adjusted for any impairment.

  If it is no longer appropriate to classify an investment as "held-to-maturity" following a change of intent or ability to hold it until maturity, it must be reclassified as "available for sale" and remeasured to fair value. The difference between its carrying amount and fair value remains in shareholders' equity until the financial asset is sold or otherwise transferred, in which case it is booked to the income statement.

  Investments in subsidiaries that are not consolidated on a line-by-line basis because they are not yet operative or are in liquidation as of the balance sheet date, and investments in associates are valued at cost and adjusted for any impairment losses.

  The amount by which cost exceeds shareholders' equity of subsidiary companies at the time they are acquired is allocated on the basis described in paragraph b) of the consolidation methods. Investments of less than 20% in other companies are carried at cost, written down for any permanent losses in value. The original value of these investments is reinstated in future accounting periods should the reasons for such write-downs no longer apply.

  All financial assets are recorded as of the date of negotiation, i.e. the date on which the Group undertakes to buy or sell the asset. A financial asset is removed from the balance sheet only if all risks and rewards associated with the asset are effectively transferred together with it or, should the transfer of risks and rewards not occur, if the Group no longer has control over the asset.

  Inventories. Inventories are valued at the lower of purchase or manufacturing cost, generally determined on a weighted average cost basis, and their market or net realizable value.

  Manufacturing cost includes raw materials and all attributable direct and indirect production-related expenses.

  The calculation of estimated realizable value includes any manufacturing costs still to be incurred and direct selling expenses. Obsolete and slow-moving inventories are written down in relation to their possibility of employment in the production process or to realizable value.

  Trade receivables. These are recorded at estimated realizable value, which is face value less write-downs which reflect estimated losses on receivables; the provisions for doubtful accounts are included among other operating costs on the income statement. Any medium/long-term receivables that include an implicit interest component are discounted to present value using an appropriate market rate. Receivables discounted without recourse, for which all risks and rewards are substantially transferred to the assignee, are derecognized from the financial statements at their nominal value.

  Commissions paid to factoring companies for their services are included in service costs.

  Accruals and deferrals. These are recorded to match costs and revenues within the accounting periods to which they relate.

  Cash and cash equivalents. These are liquid funds held to meet short-term cash commitments and are characterized by high liquidity, easily convertible to cash for a known amount, with an insignificant risk of change of value. Cash equivalents are mostly temporary surpluses of liquid funds invested in financial instruments that can be readily converted to cash (maturities of the instrument at time of purchase being less than three months).

  Retirements benefit obligations. The provision for employee termination indemnities (TFR) falls within the scope of IAS 19 (Employee benefits) being like a defined benefit plan. The amount recorded in the balance sheet is valued on an actuarial basis using the projected unit credit method. The process of discounting to present value uses a rate of interest which reflects the market yield on securities issued by leading companies with a similar maturity to that expected for this liability. The calculation considers TFR to be already mature for employment services already performed and includes assumptions concerning future increases in wages and salaries.

  Accrued actuarial gains and losses not recognized at the beginning of the financial year which exceed 10% of the Group's defined benefit obligation are recorded on the income statement in the period in which they occur (the "corridor approach").

  Provisions for contingent liabilities. The Group makes provisions only when a present obligation exists for a future outflow of economic resources as a result of a past event, and when it is probable that this outflow will be required to settle the obligation and a reliable estimate can be made of the same. The amount recognized as provision is the best estimate of the expenditure required to settle the present obligation completely, discounted to present value using a suitable pre-tax rate.

  Any provisions for restructuring costs are recognized when the Group has drawn up a detailed restructuring plan and has announced it to the parties concerned.

  In the case of onerous contracts where the unavoidable costs of meeting the contractual obligations exceed the economic benefits expected to be received under the contract, the present obligation is recognized and measured as a provision.

  Trade payables. These are stated at face value. The implicit interest component included in medium/long-term payables is recorded separately using an appropriate market rate.

  Financial liabilities. Financial liabilities are divided into two categories:

    liabilities acquired with the intention of making a profit from short-term price fluctuations or which form part of a portfolio which has the objective of short-term profit-taking. These are recorded at fair value, with the related gains and losses booked to the income statement;

    other liabilities, which are recorded on the basis of amortized cost.

  Foreign currency transactions and derivative financial instruments. Transactions in foreign currencies are recorded using the exchange rates on the transaction dates. Exchange gains or losses realized during the period are booked to the income statement.

  At the balance sheet date, the Group companies have adjusted receivables and payables in foreign currency using exchange rates ruling at period-end, booking all resulting gains and losses to the income statement.

  Fair value hedge instruments for specific assets and liabilities are recorded in assets and liabilities; the hedging instrument and the underlying item are measured at fair value and the respective changes in value (which generally offset each other) are recognized in the income statement.

  Cash flow hedge instruments are recorded under assets and liabilities; the hedging instrument is measured at fair value and the effective portion of changes in value are recognized directly in an equity reserve, which is released to the income statement in the financial periods in which the cash flows of the underlying item occur; the ineffective portion of the changes in value is recognized on the income statement.

  The shareholders' equity of foreign subsidiaries is subject to hedging in order to protect investments in foreign companies from fluctuations in exchange rates (foreign exchange translation risk). Exchange differences resulting from these hedging transactions are debited or credited directly to shareholders' equity as an adjustment to the translation differences reserve; which are recognized on the income statement at the time of disposal or settlement.

  Derivative instruments for managing interest and exchange rate risks, which do not meet the formal requirements to qualify for IFRS hedge accounting, are recorded under financial assets/liabilities with changes in value reported through the income statement.

  Share-based payments (stock options). The Group stock option plan provides for the physical delivery of the shares on the date of exercise. Share-based payments are measured at fair value on the grant date. This value is booked to the income statement on a straight-line basis over the period during which the options vest and it is offset by an entry to a reserve in shareholders' equity; the amount booked is based on a management estimate of the stock options which will effectively vest for staff so entitled, taking into account the attached conditions not based on the market value of the shares. Fair value is calculated using the Black & Scholes method.

  Capital grants. Any capital grants are presented on the income statement by recording the grant as an adjusting entry for the carrying value of the asset.

  Financial risk management

  The Benetton Group has always paid special attention to the identification, valuation and hedging of financial risk. In November 2005, the Board of Directors of the Benetton Group approved the new "Group Financial Policy" aimed at defining general principles and guidelines on financial management and the management of financial risks, such as interest rate risk, foreign exchange rate risk, and financial counterparty credit risk.

  Foreign exchange rate risk. The Group is exposed to exchange rate fluctuations, which can impact on its economic results and the value of shareholders' equity. Specifically, based on the type of exposure, the Group identifies the following classes of risk:

    Exposure to economic exchange risk. The Group's companies may have:

    costs and revenues denominated in currencies other than the reporting currency or other currency (usually Usd or Eur) normally used in the companies' reference market and whose exchange rate fluctuations can impact on the operating profit;

    trade payables or receivables denominated in currencies other than the functional currency of the company to which they refer, where an exchange rate fluctuation can determine the realization or the ascertaining of positive or negative exchange rate differences.

    Exposure to transaction exchange risk. The Group's companies may have financial payables or receivables denominated in currencies other than the functional currency of the company to which they refer and whose exchange rate fluctuations can cause the realization or the ascertaining of positive or negative exchange rate differences.

    Exposure to exchange translation risk. Some of the Group's subsidiaries are located in countries which do not belong to the European Monetary Union and their functional currency differs from the euro, which is the Group's reference currency:

    the income statements of these companies are translated into euro using the period's average exchange rate, and, with revenues and margins being the same in local currency, exchange rate fluctuations can impact on the value in euro of revenues, costs and economic results;

    assets and liabilities of these companies are converted at the year-end exchange rate and therefore can have different values depending on exchange rate fluctuations. As provided for by the accounting standards adopted, the effects of such variations are recognized directly in shareholders' equity among translation provisions.

  It is the Group's policy to manage foreign exchange risk through derivative financial instruments such as currency forwards, currency swaps, currency spots and currency options; speculative trading is not allowed.

  Interest rate risk. The Group's companies use external financial resources in the form of loans and invest available liquidity in money-market and capital-market instruments. Variations in market interest rates influence the cost and revenue of different funding and investment instruments, thus impacting on the Group's financial income and expenses.

  Credit risk. The Group shows different concentrations of credit risk depending on the nature of the activities which have generated the receivables.

  The Group has policies in place to ensure that wholesale sales of products are made to customers with an appropriate credit history. Sales to retail customers are made in cash or via major credit cards.

  Receivables which are partially or totally irrecoverable, if sufficiently significant, are written off on an individual basis. The write-off amount takes into account a forecast of recoverable cash flows and their relevant collection date, as well as the fair value of warranties. Collective provisions are made for receivables which are not subject to individual write-off, taking into account bad debt history and statistical data.

  Financial credit risk lies in the counterpart's or the issuer's inability to settle its financial obligations.

  The Group invests available liquidity in money-market and capital-market instruments. These instruments must have a minimum long-term issuer and/or counterpart rating of S&P's "A-" (or equivalent) and/or a minimum short-term issuer and/or counterpart rating of S&P's "A-2" (or equivalent).

  With the exception of bank deposits, the maximum investment allowed in all other instruments may not exceed 10% of the Group's liquidity investments, with a ceiling of 20 million euro for each issuer/counterpart, in order to avoid excessive concentration in a single issuer for sovereign issuers with rating lower than "A" (or equivalent) and for all other issuers with rating lower than "AA" (or equivalent).

  As of March 31, 2006 the Group's available liquidity was mainly invested in bank deposits and current accounts with main financial institutions.

  Liquidity risk. Liquidity risk can be represented by the inability to access, at economically viable conditions, the financial resources needed to guarantee the Group's ability to operate.

  The two main factors influencing the Group's liquidity position are the resources generated or used by operating and investment activities, and the characteristics maturity and renewal of credit line or the liquidity of financial investments.

  Liquidity requirements are monitored by the Parent Company's central functions in order to guarantee effective access to financial resources or adequate investment of liquidity.

  As of March 31, 2006, the Group had unutilized "committed" credit lines in the amount of 500 million euro and "uncommitted" credit lines in the amount of 400 million euro.

  Management feels that currently available funds and credit lines, apart from those which will be generated by operating and financing activities, will allow the Group to satisfy its requirements as far as investment, working capital management, and debt repayment at natural maturity are concerned.

  Supplementary information

  Identification of segments. The Group has identified "business" as the primary reporting basis for its segment information, since this is the primary source of risks and rewards; geographical area is the basis for its secondary segment reporting.

  The Group's activities are divided into three segments in order to provide the basis for effective administration and decision-making, and to supply representative and significant information about company performance to financial investors.

  The business segments are as follows:

    apparel, represented by casualwear, carrying the United Colors of Benetton, Undercolors and Sisley brands, and sportswear, with the Playlife and Killer Loop brands; the information and results relating to the real estate companies are also included in this segment;

    textile, consisting of production and sales activities for raw materials (fabrics, yarns and labels), semi-finished products and industrial services;

    other and unallocated, includes activities relating to sports equipment produced for third parties by a Group manufacturing company.

  The geographic areas defined by the Group for the purposes of secondary sector disclosure in compliance with IAS 14 on the basis of significance are as follows:

    Italy;

    Rest of Europe;

    Asia;

    The Americas;

    Rest of the world.

  Cash flow statement. In compliance with IAS 7, the cash flow statement, prepared using the indirect method, highlights the Group's ability to generate cash and cash equivalents. Cash equivalents comprise short-term highly liquid financial investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. An investment normally meets the definition of a cash equivalent when it has a maturity of three months or less from the date of acquisition. Bank overdrafts are also part of the financing activity, unless they are payable on demand and form an integral part of an enterprise's cash and cash equivalents management, in which case they are classified as a component of cash and cash equivalents. Cash and cash equivalents included in the cash flow statement comprise the balance sheet amounts for this item at the reporting date. Cash flows in foreign currencies are translated at the average exchange rate for the period. Income and expenses relating to interest, dividends received and income taxes are included in cash flow from operating activities.

  The layout adopted by the Group reports separately:

    operating cash flow: operating cash flows are mainly linked to revenue-generation activities and are presented by the Group using the indirect method; this method adjusts, on an accruals basis, net profit or loss for the effects of items which did not result in cash outflows or generate liquidity (i.e. non-cash transactions);

    investing cash flow: investing activities are reported separately because, amongst other things, they are indicative of investments/divestments aimed at the future generation of revenues and positive cash flows;

    financing cash flow: financing activities consist of the cash flows which determine a change in the entity and composition of shareholders' equity and loans granted.

  Use of estimates. The preparation of the consolidated financial statements della situazione al 31 dicembre 2005 and related notes under IFRS has required management to make estimates and assumptions regarding assets and liabilities reported in the balance sheet and the disclosure of potential assets and liabilities at the reporting date. The final results could be different from the estimates. The Group has used estimates for valuing assets subject to impairment testing as previously described, for valuing share-based payments, provisions for doubtful accounts, depreciation and amortization, employee benefits, deferred tax assets and other provisions. The estimates and assumptions are reviewed periodically and the effects of any changes are immediately reflected in the income statement.

  Minority shareholders. Transactions between the Group and minority shareholders are regulated in the same way as transactions with parties external to the Group. The sale of shareholding interests to minority shareholders by the Group generates gains or losses recorded on the income statement. The purchase of interests by minority shareholders is translated into goodwill, calculated as the excess of the amount paid over the share of the carrying value of the subsidiary's net assets.

  Comments on the principal items in the income statement

  [1] Revenues

	1st quarter	1st quarter
(thousands of euro)	2006	2005
Sales of core products	395,895	364,560
Miscellaneous sales	12,871	10,117
Royalty income	2,881	3,768
Other revenues	4,623	4,906
Total	416,270	383,351

  The increase in Group revenues (+8.6% versus the first quarter 2005) is attributed to the good performance of deliveries of the 2006 Spring/Summer collections, characterized by improved service to the network, the effects of the commercial network development policy, and the significant contribution of the Mediterranean area countries, Korea, China and India.

  In the "Apparel" segment, there was a significant impact from revenues earned by the Turkish partnership.

  Sales of core products are stated net of trade discounts.

  Miscellaneous sales relate mainly to sports equipment produced for third parties by a subsidiary in Hungary.

  Other revenues refer mainly to the rendering of services such as processing, cost recharging, and miscellaneous services, including the development of advertising campaigns.

  Sales of core products, by product category

	1st quarter	1st quarter
(thousands of euro)	2006	2005
Apparel, accessories and footwear	370,219	335,234
Sportswear	7,432	9,787
Fabrics and yarns	18,244	19,539
Total	395,895	364,560

  Sales of core products, by brand
	1st quarter	1st quarter
(thousands of euro)	2006	2005
United Colors of Benetton	293,207	256,130
Sisley	76,362	79,104
Killer Loop	1,875	2,812
Playlife	6,207	6,975
Other sales	18,244	19,539
Total	395,895	364,560

  The "United Colors of Benetton" brand also includes 101,093 thousand euro in sales by the "UCB Bambino" brand (74,261 thousand euro in the first quarter 2005).

  "Other sales" include sales of fabrics and yarns.

   [2] Other operating income and revenues

  The increase compared with the previous period is attributable mainly to more rental income from commercial stores managed by third parties and gains by and large arising from the assignment of production machinery by an Italian subsidiary.

  [3] Change in inventories of finished products and work in progress

  The decrease in this item compared with the previous period is due primarily to the reduction of finished product inventories, offset by an increase in inventories of work in progress.

  [4] Purchases and change in inventories of raw materials and consumables
	1st quarter	1st quarter
(thousands of euro)	2006	2005
Purchases and change in inventories of raw materials, and
purchases of semi-finished, finished products and other materials	119,756	85,997
Purchases for advertising and promotion	332	243
Other purchases	3,063	2,678
[Discounts and rebates]	(6)	(21)
Total	123,145	88,897

  [5] Payroll and related costs

  This item primarily includes the following:

	1st quarter	1st quarter
(thousands of euro)	2006	2005
Wages and salaries	43,561	38,787
Social security contributions	11,176	10,863
Provision for employee benefits	1,889	1,926
Stock options' costs	201	541
Other payroll and related costs	396	273
Total	57,223	52,390

  Payroll and related costs increased due to growth of the direct commercial network. Total fair value of stock options has been calculated by the Black & Scholes method.

  Other operating costs

  [6] External services
	1st quarter	1st quarter
(thousands of euro)	2006	2005
Subcontracted work	73,562	90,903
Distribution and transport	14,266	11,831
Sales commissions	15,970	15,663
Advertising and promotion	16,880	13,249
Emoluments to directors and statutory auditors	1,408	1,617
Maintenance costs	2,663	3,045
Other services	23,263	20,245
Total	148,012	156,553

  The change in the value of subcontracted work is due to a number of factors linked to the operational flexibility of manufacturing operations which, by at times favoring the operational methods most closely aligned with the markets the Group is active in, have become more efficient and integrated, resulting in a cost decrease of 17,341 thousand euro compared to the previous year.

  Distribution and transport costs rose due to higher volumes resulting mainly from sales growth in Korea and India, and from an increase in rates applied by suppliers.

  Sales commissions were by and large in line with the previous period.

  Advertising and promotion costs increased because of the higher cost incurred to create advertising campaigns and for third-party customers, in this events costs generated an increase in services provided as included in the other revenues balance.

  Other services include mainly:

    energy costs of 7,346 thousand euro;

    consultancy and other fees of 2,978 thousand euro;

    insurance premiums of 1,031 thousand euro;

    postage and telephone expenses of 1,095 thousand euro;

    personnel travel expenses of 2,678 thousand euro;

    other costs of miscellaneous services such as company canteen, cleaning, graphic and design consultancy, and temporary work.

  [7] Leases and rentals. The cost of leasing and rentals, in the amount of 29,513 thousand euro (23,811 thousand euro in the first quarter 2005) relates mainly to rental costs, which increased from 21,117 thousand euro to 26,449 thousand euro due to the larger number of stores.

  [8] Impairment of property, plant and equipment and intangible assets. This item, in the amount of 469 thousand euro (495 thousand euro for the first quarter 2005) relates mainly to adjustments of the current market value of certain commercial assets.

  [9] Write-downs of doubtful accounts. Allocations to the provision for doubtful accounts, related to the first quarter 2005, decreased due to the higher quality of outstanding debt.

  [10] Other operating costs The item "Other operating expenses", totaling 7,805 thousand euro, includes costs of various nature, such as indirect taxes and fees, indemnities paid to third parties, returns and discounts relating to sales in previous years, losses on receivables and other operating expenses.

  [11] Net financial expenses and exchange differences
	1st quarter	1st quarter
(thousands of euro)	2006	2005
Financial income	7,688	5,289
(Financial expenses)	(11,715)	(9,731)
Foreign currency hedging gains/(losses) and exchange differences	756	1,367
Total	(3,271)	(3,075)

  Financial income and expenses mainly include expenses and income relating to financial assets and liabilities, currency hedging transactions other than discounts allowed for early settlement of trade receivables, bank charges and commissions.

  Exchange rate differences originate mainly from receipts from foreign customers, payment to suppliers, and currency hedging transactions.

  [12] Income taxes

  Income taxes for the period amount to 7,025 thousand euro, with a percentage for pre-tax result of 22.1% compared with the 23% for the same period of 2005.

  Comments on the principal asset items

  Non-current assets

    [13] Property, plant and equipment

  Investments for the period, equal to 24,008 thousand euro, regarded primarily:

    the acquisition of real estate for commercial use, and the related modernization and upgrading of stores for development of the sales network;

    plant, machinery and equipment purchased to boost production efficiency, particularly at the Italian manufacturing companies:

    the purchase of store furniture and furnishings;

  Leasehold improvements mainly refer to the cost of restructuring and modernizing stores belonging to third parties.

  Amortizations for the period totaled 14,550 thousand euro.

  Sales made during the the first quarter totaled 1,673 thousand euro, relating mainly to sales of machinery by an Italian manufacturing subsidiary.

  The 469 thousand euro in impairment for the period mainly refer to adapting certain commercial assets to current market values.

  Other than the above-mentioned, there were no further indicators of a possible impairment of tangible assets; accordingly, in conformity with the provisions of IAS 36, no further impairment testing had been made as of March 31, 2006.

    [14] Intangible assets

  The item "Goodwill and other intangible assets of indefinite useful life" includes consolidation differences and the amount of residual goodwill resulting from the consolidation of acquired companies.

  The item "Intangible assets of finite useful life" includes:

    "Deferred commercial expenses" totaling 103,586 thousand euro, consists mainly of the charges linked to lease surrender payments for obtaining the lease of buildings for use as stores ("key money") which are amortized over the term of the associated lease contracts (with the except of French and Belgian "fonds de commerce" which are amortized over 20 years). Also included under this term is the cost of early release of premises owned by third parties, as well as the corresponding amounts for succession in lease contracts for real estate and companies amortized in accordance with the term of their related lease contracts. The variation with regard to December 31, 2005 is for 4,916 thousand euro for stores acquired in the period;

    "Concessions, licenses, trademarks and similar rights", totaling 16,527 thousand euro, includes the net book amounts of the "United Colors of Benetton", "Sisley" and "Killer Loop" brands;

    "Industrial patents and intellectual property rights" total 960 thousand euro;

    "Other", totaling 22,617 thousand euro, mainly includes costs relating to the purchase and development of software to be implemented, as well as the purchase of computer programs and applications other than intangible assets under development and advances.

  At the close of the first quarter 2006, there were no further indicators of a possible impairment of intangible assets. Accordingly, in conformity with the provisions of IAS 36, no further impairment testing had been made as of that date.

    Other non-current assets

  [15] Investments. The 77 thousand euro invested in subsidiaries and affiliates relate mainly to companies not included in the consolidation because they were not yet operational or were in liquidation as of the balance sheet date. The variation for December 31, 2005 is due to including a Slovakian subsidiary in the consolidation.

  Investments in other companies, amounting to 1,799 thousand euro, valued at cost, refer to minority shareholdings in Italian and Japanese companies, and one Swiss company.

  [16] Medium/long-term financial receivables. This item refers to long-term financial receivables drawing interest at market rates.

  [17] Other medium/long-term receivables.This balance, totaling 61,795 thousand euro, includes 39,689 in receivables from Edizione Holding S.p.A. for current taxes calculated on taxable losses, as allowed in the Italian rules governing relations between companies participating in consolidated taxation; these receivables will be due in 2007. This balance also includes 9,075 thousand euro in trade receivables from customers, and receivables from third parties from asset sales totaling 6,551 thousand euro.

  [18] Deferred tax assets. The balance for this item is mainly attributable to tax assets on a different amortization basis and provisions and costs will be deductible in the future. The Group will offset defered tax assets and liabilities for Italian companies as they participate in the national consolidated taxation, and for foreign subsidiaries as allowed by the law to offset as recognized in their respective countries.

  Current assets

  [19] Inventories. Inventories, totaling 301,284 thousand euro (287,246 thousand euro as of December 31, 2005) are stated net of the write-down provision.

  Valuation of final inventories based on average weighted cost did not result in significant differences relating to a valuation based on current values.

  [20] Trade receivables. Trade receivables, net of the provision for doubtful accounts, total 671,099 thousand euro (654,902 thousand euro as of December 31, 2005). The provision for doubtful accounts totals 83,748 thousand euro (82,828 thousand euro as of December 31, 2005). This provision is calculated using a discrete risk valuation, both specific and general, relating to current receivables at the end of the period, maintaining the percentage of receivables covered by provisions at 11%.

  On March 31, 2006, receivables discounted through factoring contracts not yet matured totaled 18,255 thousand euro (25,852 thousand euro as of December 31, 2005).

  [21] Tax receivables. This balance includes:
(thousands of euro)	03.31.2006	12.31.2005
VAT recoverable	15,671	14,203
Tax credits	9,695	9,432
Other taxes receivables	711	1,538
Total	26,077	25,173

  [22] Cash and cash equivalents
(thousands of euro)	03.31.2006	12.31.2005
Current account deposits	71,627	57,123
Time deposits	62,894	79,047
Checks	23,973	59,601
Cash in hand	615	556
Total	159,109	196,327

  Time deposits in euro are related to liquid funds held by finance companies and the Parent Company. Average interest rates reflect market returns for the various currencies concerned. Checks reflect receipts from customers in the last days of the reference period.

  [23] Assets held for sale. This balance stated, at the lowest of the net carrying value and the fair value net of selling costs, includes the production sites of Cassano Magnago and Pedimonte, which are no longer in operation following a textile segment restructuring plan taking place in late 2005.

  Comments on the principal items in shareholders' equity and liabilities

  Shareholders' equity

    [24] Shareholders' equity attributable to the Parent Company

  The Shareholders' Meeting of Benetton Group S.p.A. resolved on May 9, 2006 to pay a dividend of 0.34 euro per share, totaling 62 million euro, to be paid on May 18, 2006.

  Changes in shareholders' equity are detailed in the statements of changes contained in the "Consolidated financial statements" section.

  Liabilities

    Non-current liabilities

  [25] Medium/long-term loans. This item mainly comprises a variable-rate syndicated loan of 499,810 thousand euro, maturing in July of 2007.

  [26] Other medium/long-term liabilities. Totaling 31,831 thousand euro, this item mainly includes liabilities related to current taxes calculated on the positive taxable results, as provided by the rules for companies participating in consolidated taxation. These liabilities will be due in 2007.

  [27] Lease financing. This balance shows outstanding liabilities falling due after the year for lease financing companies amounting to 8,995 thousand euro.

    Current liabilities

  [28] Trade payables. This item represents the Group's liabilities for the purchase of goods and services.

  [29] Current income tax liabilities. This item represents the Group's payables for current taxes and are recorded net of advances, tax credits, and withholdings.

  [30] Financial payables. Mainly included in this item are the following: short-term third-party financing, negative differentials on forward exchange contracts, mainly related to adjustment to closing exchange rates for the current transaction and translation economic risk hedging, and interest on loans and their derivative instruments, in particular relating to the interest rate risk.

  [31] Bank loans and overdrafts
(thousands of euro)	03.31.2006	12.31.2005
Current account overdrafts	5,935	10,148
Advances on receivables and other short-term loans	24,190	18,756
Total	30,125	28,904

  Supplementary Information

  Segment information

  Financials by business segment - first quarter 2006

			Other and
(millions of euro)	Apparel	Textile	unallocated	Eliminations	Consolidated
Revenues from third parties	389	21	6	-	416
Inter-segment revenues	-	45	-	(45)	-
Total revenues	389	66	6	(45)	416
Other operating income and revenues	16	1	-	-	17
Purchases and change in inventories	137	31	5	(43)	130
Payroll and related costs	44	13	-	-	57
Depreciation and amortization	17	3	-	-	20
Other operating costs	175	17	1	(2)	191
Operating profit	32	3	-	-	35

Depreciation and amortization	17	3	-	-	20
Non-monetary costs	1	-	-	-	1
Earnings before interest, taxes, depreciation,
amortization and other non-monetary costs	50	6	-	-	56

  Other non-monetary costs consist of the net impairment for property, plant and equipment and intangible assets for the first quarter 2006, and stock option expenses in the amount of 201 thousand euro allocated to the apparel segment.

    Financials by business segment - first quarter 2005
			Other and
(millions of euro)	Apparel	Textile	unallocated	Eliminations	Consolidated
Revenues from third parties	355	22	6	-	383
Inter-segment revenues	1	47	-	(48)	-
Total revenues	356	69	6	(48)	383
Other operating income and revenues	11	1	-	-	12
Purchases and change in inventories	96	33	4	(44)	89
Payroll and related costs	37	14	1	-	52
Depreciation and amortization	17	4	1	-	22
Other operating costs	179	19	1	(4)	195
Operating profit	38	-	(1)	-	37

Depreciation and amortization	17	4	1	-	22
Non-monetary costs	1	-	-	-	1
Earnings before interest, taxes, depreciation,
amortization and other non-monetary costs	56	4	-	-	60

  Other non-monetary costs consist of the net impairment for property, plant and equipment and intangible assets for the first quarter 2005, and stock option expenses in the amount of 541 thousand euro allocated to the "Apparel" segment.

  Apparel segment results
	1st quarter		1st quarter
(millions of euro)	2006	%	2005	%	Change	%
Revenues from third parties	389		355		34	9.5
Inter-segment revenues	-		1		(1)	n.s.
Total revenues	389	100.0	356	100.0	33	9.3
Other operating income and revenues	16	4.1	11	3.2	5	36.8
Purchases and change in inventories	137	35.2	96	26.9	41	42.7
Payroll and related costs	44	11.2	37	10.5	7	16.0
Depreciation and amortization	17	4.2	17	4.9	-	(4.8)
Other operating costs	175	45.2	179	50.3	(4)	(1.8)
Operating profit	32	8.3	38	10.6	(6)	(14.7)

  Textile segment results
	1st quarter		1st quarter
(millions of euro)	2006	%	2005	%	Change	%
Revenues from third parties	21		22		(1)	(8.1)
Inter-segment revenues	45		47		(2)	(2.9)
Total revenues	66	100.0	69	100.0	(3)	(4.6)
Other operating income and revenues	1	1.6	1	0.8	-	n.s.
Purchases and change in inventories	31	47.3	33	47.3	(2)	(4.5)
Payroll and related costs	13	19.9	14	20.7	(1)	(8.2)
Depreciation and amortization	3	5.2	4	6.3	(1)	(21.7)
Other operating costs	17	25.0	19	26.6	(2)	(10.4)
Operating profit	3	4.2	-	(0.1)	3	n.s.

  Other and unallocated segment results
	1st quarter		1st quarter
(millions of euro)	2006	%	2005	%	Change	%
Revenues from third parties	6		6		-	19.8
Inter-segment revenues	-		-		-	-
Total revenues	6	100.0	6	100.0	-	19.8
Other operating income and revenues	-	-	-	0.1	-	n.s.
Purchases and change in inventories	5	76.7	4	78.1	1	17.6
Payroll and related costs	-	7.7	1	8.7	(1)	5.5
Depreciation and amortization	-	3.0	1	3.9	(1)	(7.6)
Other operating costs	1	17.0	1	14.6	-	40.7
Operating profit	-	(4.4)	(1)	(5.2)	1	2.1

  Revenues by geographic area

    Revenues by geographic area and business segment
			Rest		The				Rest of
(millions of euro)	Italy	%	of Europe	%	Americas	%	Asia	%	the world	%	Total
Apparel	167,913	89.0	140,817	96.3	19,744	99.8	59,073	97.9	1,120	87.9	388,667
Textile	14,111	7.5	5,336	3.7	39	0.2	1,096	1.8	154	12.1	20,736
Other and unallocated	6,688	3.5	18	0.0	-	-	162	0.3	-	-	6,868
Total revenues
1st quarter 2006	188,712	100.0	146,171	100.0	19,783	100.0	60,331	100.0	1,274	100.0	416,271
Total revenues
1st quarter 2005	176,941		131,034		24,239		49,657		1,480		383,351
Change	11,771		15,137		(4,456)		10,674		(206)		32,920

  Significant events after March 31, 2006

  As part of the strategy to expand trade in eastern Europe, Benetton Real Estate International S.A. formalized the acquisition of the entirety of the share capital in the company Real Estate Russia Z.A.O., for the purpose of completing a real estate transaction in St. Petersburg (Russia).

  Relations with the parent company, its subsidiaries and other related parties

  The Benetton Group has limited trade dealings with Edizione Holding S.p.A. (the parent company), with subsidiary companies of the same and with other parties which, directly or indirectly, are linked by common interests with the majority shareholder. Trading relations with such parties are conducted on an arm's-length basis and using the utmost transparency.

  These transactions relate mostly to purchases of tax credits and services.

  In addition, Italian Group companies have made a group tax election under Article 117 et seq. of the Tax Consolidation Act DPR 917/86, based on a proposal by the consolidating parent company Edizione Holding S.p.A., which decided to opt for this type of tax treatment on December 30, 2004. The election lasts for three years starting from the 2004 fiscal year. The relationships arising from participation in the group tax election are governed by specific rules, approved and signed by all participating companies.

  The Group has also undertaken some transactions with companies directly or indirectly controlled by, (or in any case) or under the influence of, managers serving within the Group. The Parent Company's management believes that such transactions were completed at going market rates. The total value of such transactions was not, in any case, significant in relation to the total value of the Group's production. No director, manager, or shareholder is a debtor of the Group.

  Transition to IFRS

  Developments in the regulatory framework

  European Community Regulation (EC) 1606/2002, implemented by the Italian legislature through Law 306/2003, requires companies quoted in regulated European markets to adopt international accounting and financial reporting standards (IFRS) for preparing their consolidated financial statements as from January 1, 2005.

  IFRS conversion process for the Benetton Group

  Up to and including the first quarter 2005, the Group prepared its consolidated financial statements and other periodic information (quarterly and half-yearly) in accordance with Italian accounting standards (Italian GAAP).

  Since the half-year point in 2005, periodic consolidated reports have been drawn up as per the IFRS. For the yearly balance sheet of the Parent Company Benetton Group S.p.A., these same principles were adopted as of the year 2006.

  The following have been prepared for this purpose:

    reconciliation between the first quarter 2005 results prepared under the previous accounting standards and those prepared under IFRS;

    comments on the reconciliations.

  Principal effects of applying IFRS to the consolidated financial statements as of March 31, 2005

  The differences emerging from the application of IFRS compared with Italian GAAP and the elections made by the Benetton Group in relation to the accounting options contained in the IFRS require the restatement of accounting data prepared under the previous Italian regulations governing financial statements, with effects on the Group's shareholders' equity, its net financial position and net income, which may be summarized as follows:
	Italian			Total
	GAAP	IFRS	IFRS	under
(millions of euro)	new format	reclassifications	adjustments	IFRS
Revenues	378	5	-	383
Gross operating income	165	5	-	170
Contribution margin	142	-	-	142
Earnings before interest, taxes, depreciation,
amortization and other non-monetary costs	60	-	-	60
Operating profit	35	-	2	37
Net income for the period attributable to
the Parent Company and minority interests	23	-	3	26
Net income for the period
attributable to the Parent Company	23	-	4	27

Shareholders' equity:
- Parent Company portion	1,255	-	(20)	1,235
- minority interest portion	6	-	-	6
Total shareholders' equity	1,261	-	(20)	1,241

Net financial position	470	-	7	477

   In particular, the main adjustments, shown before tax and minority interests, are as follows:

		Net income
	Shareholders'	for the period
	equity as of	1st quarter
(thousands of euro)	03.31.2005	2005
Total amounts (Parent Company portion and minority interest
portion) under Italian GAAP	1,261,727	22,622
less - minority interest portion	(6,292)	461
Parent Company portion under Italian GAAP	1,255,435	23,083

Adjustments to financial statements for IFRS:
a) reversal of monetary revaluations (IAS 16)	(2,890)	6
b) reversal of start-up and expansion costs (IAS 38)	(2,673)	823
c) reversal of goodwill amortization (IFRS 3)	926	205
d) straight-line lease installments (IAS 17)	(971)	127
e) recognition of deferred tax assets (IAS 12)	7,146	-
f) different tax rate for calculation of "profit in stock" (IAS 12)	1,713	379
g) discounting of employee benefits to present value (IAS 19)	4,094	(110)
h) cost of stock options (IFRS 2)	-	(541)
i) derivatives for interest rate risks (IAS 39)	(3,501)	1,462
l) derivatives for exchange rate risks (IAS 39)	387	1,053
m) securities available for sale (IAS 39)	276	205
n) impairment loss adjustments for non-current assets (IAS 36)	(33,909)	1,840

Tax effect on reconciling items	8,773	(1,588)
Minority interests in reconciling items	(66)	(25)
Parent Company portion under IFRS	1,234,740	26,919

Net
financial
position
(thousands of euro)	03.31.2005
Total under Italian GAAP	469,560

Adjustments to financial statements for IFRS:
i) derivatives for interest rate risks (IAS 39)	3,501
l) derivatives for exchange rate risks (IAS 39)	(397)
m) securities available for sale (IAS 39)	(269)

Effect of reclassifications	4,573
Total under IFRS	476,968

  Comments on the main IFRS adjustments to items in the balance sheet as of March 31, 2005 and the statement of income for the first quarter 2005. We shall now comment on the main changes arising from the application of IFRS compared with the amounts determined under Italian GAAP:

  a) Reversal of monetary revaluations (IAS 16). In the past, some categories of property, plant and equipment underwent monetary revaluations which were permitted or obligatory under Italian and Spanish law; the amount of these revaluations did not equate to the fair value of these assets and, so, has been eliminated from the value of assets, as has the corresponding reserve under shareholders' equity.

  Effects:

    on shareholders' equity as of March 31, 2005: decrease of 2,890 thousand euro, before a positive tax effect of 604 thousand euro;

    on net income for the first quarter 2005: increase of 6 thousand euro (lower depreciation and other costs), before a negative tax effect of 1 thousand euro.

  b) Reversal of start-up and expansion costs (IAS 38). Start-up and expansion costs do not meet the capitalization requirements under IFRS and must, therefore, be expensed to income.

  Effects:

    on shareholders' equity as of March 31, 2005: decrease of 2,673 thousand euro, before a positive tax effect of 681 thousand euro;

    on net income for the first quarter 2005: increase of 823 thousand euro (lower depreciation and other costs), before a negative tax effect of 266 thousand euro.

  c) Reversal of goodwill amortization (IFRS 3). IFRS 3 eliminates the concept of goodwill amortization, replacing it with a periodic review, at least once a year, of the validity of the recorded value (impairment test); this provision has had a limited effect on the Benetton Group financial statements, since the amounts previously recorded as "Goodwill" in the consolidated balance sheet related mainly to lease surrender payments for obtaining the lease of buildings for use as stores (key money). This key money is amortized over the term of the associated lease contracts with the exception of French and Belgian "fonds de commerce", which are amortized over 20 years.

  Effects:

    on shareholders' equity as of March 31, 2005: increase of 926 thousand euro;

    on net income for the first quarter 2005: increase of 205 thousand euro.

  d) Straight-line lease payments (IAS 17). For the purposes of IAS 17, lease payments, both payable and receivable, have been recognized on a straight-line basis over the term of the related contracts. The Benetton Group has entered into lease contracts in the USA and UK with increasing lease payments. For the purposes of determining the income or charge for each period in accordance with IFRS, it has therefore been necessary to split these payments into equal amounts over the term of each lease contract.

  Effects:

    on shareholders' equity as of March 31, 2005: decrease of 971 thousand euro;

    on net income for the first quarter 2005: increase of 127 thousand euro.

  The positive impact in the first quarter 2005 was mainly due to early termination of some lease contracts, with the resulting release to income of the accrued expenses outstanding at the time.

  e) Recognition of deferred tax assets (IAS 12). Deferred tax assets may only be recorded under Italian GAAP if their recovery is reasonably certain. Under IAS 12 on the other hand, it is sufficient for recovery to be probable. This has resulted in the recognition for IFRS purposes of assets relating to future tax benefits from carried forward tax losses which the Group regards as recoverable.

  Effects:

    on shareholders' equity as of March 31, 2005: increase of 7,146 thousand euro;

    on net income for the first quarter 2005: no effect.

  f) Different tax rate for calculation of "profit in stock" (IAS 12). For the purposes of eliminating the intercompany margin contained in the value of goods in stock, the application of IAS 12 within Benetton requires that the tax effect be calculated using the tax rate of the acquirer instead of that of the vendor. Previously that effect was based on the tax rate of the vendor.

  Effects:

    on shareholders' equity as of March 31, 2005: increase of 1,713 thousand euro;

    on net income for the first quarter 2005: increase of 379 thousand euro.

  g) Discounting of employee benefits to present value (IAS 19). Italian GAAP requires the liability for TFR (employee termination indemnity) to be recorded at nominal value calculated as provided in the Civil Code; under IFRS, TFR falls into the category of benefit plans subject to actuarial valuation, with recognition at transition date of all actuarial gains and losses.

  Effects:

    on shareholders' equity as of March 31, 2005: increase of 4,094 thousand euro, before a negative tax effect of 1,349 thousand euro;

    on net income for the first quarter 2005: decrease of 110 thousand euro, before a positive tax effect of 36 thousand euro.

  h) Cost of stock options (IFRS 2). Italian GAAP does not lay down any particular accounting treatment for stock option plans; such plans are not reflected in the financial statement numbers, but are only described. IFRS 2 considers stock options to be in the category of "share-based payments" and requires them to be measured at fair value at the time of their grant, recognizing an expense in the income statement and a corresponding credit in shareholders' equity reserves.

  Effects:

    on shareholders' equity as of March 31, 2005: none, since the effect on the income statement offsets the matching effect on shareholders' equity;

    on net income for the first quarter 2005: decrease of 541 thousand euro.

  i) Derivatives for interest rate risks (IAS 39). The Benetton Group holds Interest Rate Swaps (IRS) to manage the risk of changes in interest rates. IRS qualify for treatment as hedging instruments under Italian GAAP, meaning that only the difference between interest paid and that received was booked directly to the income statement on an accruals basis. For the purposes of IFRS, the derivative instruments in question do not meet all the formal requirements of IAS 39 for recognition as hedges, meaning that outstanding IRS have been measured at fair value at the transition date and at December 31, 2004, with the related differences booked to the income statement.

  Effects:

    on shareholders' equity as of March 31, 2005: decrease of 3,501 thousand euro, before a positive tax effect of 1,154 thousand euro;

    on net income for the first quarter 2005: aumento di 1,462 thousand euro, before a negative tax effect of 482 thousand euro.

  l) Derivative instruments for exchange rate risks (IAS 39). The effects of marking to market the exchange component of currency hedging instruments relating to future sales have been included for IFRS purposes in a specific reserve under shareholders' equity; changes in the value of these hedges were previously booked to the income statement. In addition, in the case of hedges relating to receivables, the derivative's total "mark to market" valuation is now recorded in the income statement, whereas, previously, the income statement reflected the exchange component and the portion of the interest component relevant to that period.

  Effects:

    on shareholders' equity as of March 31, 2005: increase of 387 thousand euro, before a negative tax effect of 129 thousand euro;

    on net income for the first quarter 2005: increase of 1,053 thousand euro, before a negative tax effect of 348 thousand euro.

  m) Securities available for sale (IAS 39). Investments of liquid funds in securities have been reclassified into the IAS 39 category "Available for sale financial assets" and consequently measured at fair value, with any effect booked to shareholders' equity, whereas, previously, they were valued at the lower of historic cost and market value.

  Effects:

    on shareholders' equity as of March 31, 2005: increase of 276 thousand euro, before a negative tax effect of 73 thousand euro;

    on net income for the first quarter 2005: increase of 205 thousand euro, before a negative tax effect of 68 thousand euro.

  The effects arising from the application of IAS 32 and 39, together with reclassifications of some balance sheet items, led to an increase on the net financial position as of March 31, 2005 of 7,408 thousand euro.

  n) Impairment loss adjustments to non-current assets (IAS 36). In the absence of an Italian accounting standard providing precise guidance on testing coming value of non-current assets, the Benetton Group previously used to write down the value when:

            it was decided to dispose of an asset or a group of assets; a typical example would be the decision to close a store, which involved estimating the costs of closure and adjusting the value of associated investments to their market value;

            there was some indisputable sign of lasting loss in value by a particular fixed asset (for example following an expert valuation).

            A special valuation mechanism was used to analyze investments in stores, both directly operated ("retail") and those operated by third parties ("wholesale"). This type of investment (leasehold improvements, key money, furnishings) was tested on a country level, considering all stores in a single country as a whole.

            The adjustment arose from the following:

            adoption of IAS 36, which eliminated the concept of the "lasting nature" of the loss of value and which set stringent rules for assessing the "value in use" of each individual asset and for identifying in commercial terms the individual store as the Cash Generating Unit, with the calculation of the present value of net cash flows generated by that CGU;

            modification of the procedure for analyzing the return on capital employed of individual stores.

  This resulted in a certain number of write-downs of assets connected with stores which were insufficiently profitable when considered individually.

  Effects:

    on shareholders' equity as of March 31, 2005: decrease of 33,909 thousand euro, before a positive tax effect of 7,885 thousand euro;

    on net income for the first quarter 2005: increase of 1,840 thousand euro, before a negative tax effect of 460 thousand euro.

Corporate	Headquarters
information	Benetton Group S.p.A.
Villa Minelli
31050 Ponzano Veneto (Treviso) - Italy
tel +39 0422 519111

Legal data
Capital Stock: Euro 236,026,454.30 fully paid
Register of Commerce no. 84146
Tax ID/Treviso Company register: 00193320264

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e-mail: press@benetton.it
tel +39 0422 519036
fax +39 0422 519930

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tel +39 0422 519412
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